Exhibit 99.1

OREZONE RESOURCES INC. S.A.R.L.

TECHNICAL REPORT ON

THE MINERAL RESOURCE OF

THE BONDIGUI GOLD PROJECT

March 2008

Prepared for:

Orezone Resources Inc. S.A.R.L.

Rue 1322 Porte 549 Zogona

01 BP 1630

Ouagadougou 01, Burkina Faso

Prepared by:

Met-Chem Canada Inc.

555, boul. René-Lévesque Ouest, 3e étage

Montréal (Québec)

H2Z 1B1

[SEAL]
Prepared by:	/s/ Yves Buro	Date:	March 20, 2008
Yves Buro, Eng.
Project Manager

Approved by:	/s/ Guy Saucier	Date:	March 20, 2008
Guy Saucier, Eng.
General Manager,
Corporate Development

TABLE OF CONTENTS

TABLE OF CONTENTS

SOMMAIRE EXÉCUTIF

EXECUTIVE SUMMARY

1.0	INTRODUCTION AND TERMS OF REFERENCE		1

	1.1	Introduction	1
	1.2	Scope of Work	1
	1.3	Basis of the Report	2
	1.4	Units	3
	1.5	Met-Chem’s Qualifications	3

2.0	DISCLAIMER		5

3.0	PROPERTY DESCRIPTION AND LOCATION		6

	3.1	Property Description	6
	3.2	Title	8
	3.3	Environmental Considerations	8

4.0	ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE AND PHYSIOGRAPHY		9

	4.1	Accessibility	9
	4.2	Climate	9
	4.3	Local Resources and Infrastructure	9
	4.4	Physiography and Vegetation	10

5.0	HISTORY		11

6.0	GEOLOGICAL SETTING		13

	6.1	Regional Geology	13
	6.2	Local Geology	13
	6.3	Structural Geology	15

7.0	DEPOSIT TYPE		16

8.0	MINERALIZATION		17

9.0	EXPLORATION		18

10.0	DRILLING		19

	10.1	Introduction	19
	10.2	Hole Planning, Site Preparation and Set-Up	19
	10.3	Deviational Survey	20
	10.4	Hole Logging Procedures	20
	10.5	Verification by Met-Chem	22

11.0	SAMPLING METHOD AND APPROACH		23

	11.1	Introduction	23
	11.2	Reverse Circulation Drilling	23
	11.3	Diamond Drilling	23
	11.4	Field Checks by Met-Chem	24

12.0	SAMPLE PREPARATION, ANALYSIS AND SECURITY		25

	12.1	Introduction	25
	12.2	Sample Preparation	25
	12.3	Sample Analysis – Analytical Procedures	26
	12.4	Specific Gravity Determination	27
	12.5	Sample Security	27

13.0	DATA VERIFICATION		29

	13.1	General	29
	13.2	Database Validation	29
	13.3	Quality Control of the Laboratories	30
	13.4	Internal Laboratory Quality Control	41
	13.5	Independent Check-Sampling, Verification and Visit of the Laboratories by Met-Chem	41

14.0	ADJACENT PROPERTIES		50

15.0	MINERAL PROCESSING AND METALLURGY		51

16.0	MINERAL RESOURCE ESTIMATION		52

	16.1	Introduction	52
	16.2	Drill Hole Database	52
	16.3	Geological Interpretation	65
	16.4	Block Modelling	67
	16.5	Audit by Met-Chem	71
	16.6	Mineral Resource Classification	72
	16.7	Previous Mineral Resource Estimate	77
	16.8	Conclusion	77

17.0	OTHER RELEVANT DATA AND INFORMATION		79

18.0	INTERPRETATION AND CONCLUSION		80

19.0	RECOMMENDATIONS		83

20.0	CERTIFICATE OF QUALIFICATION		84

21.0	REFERENCES		88

LIST OF TABLES

Tableau E.1 - Ressources à une teneur de coupure de 0,5 g/t	vi
Tableau E.2 - Ressources à une teneur de coupure de 0,5 g/t - par facies d’altération	vii
Table E.1 - Mineral Resources at 0.5 g/t Au Cut-Off	vi
Table E.2 - Mineral Resources at 0.5 g/t Au Cut-Off by Alteration Facies	vii
Table 1.1 – List of Abbreviations	3
Table 3.1 – Djarkadougou Permit Coordinates	6
Table 5.1 – Summary of Exploration Work Completed by Orezone	11
Table 9.1 – Exploration Activities Completed by Orezone	18
Table 12.1 – Typical Density Values	27
Table 13.1 – Control Samples Inserted with the Field Samples	31
Table 13.2 – Control Samples in the Database Checked by Met-Chem	32
Table 13.3 – Expected Values of the In-House Standards Used by Orezone	33
Table 13.4 – Main Characteristics of the Laboratories visited in Ouagadougou	43
Table 13.5 – Analytical Results for the RC Check Samples Collected by Met-Chem	44
Table 13.6 – Analytical Results for the Control Samples within Met-Chem’s Check Samples	47
Table 13.7 – Analytical Results for Core Check Samples Collected by Met-Chem	48
Table 16.1 – Samples in the Database	53
Table 16.2 – Content of Drill Hole Database	53
Table 16.3 – Au Assays by Cut-Off and Zone	56
Table 16.4 – Capping of Gold Values by Mineralized Zones	57
Table 16.5 – Au Composites (1 m) by Cut-Off and Zone	58
Table 16.6 – Block Model Definition Detail	67
Table 16.7 – Typical Density Values	68
Table 16.8 – Interpolation Parameters for Measured Resources	69
Table 16.9 – Interpolation Parameters for Indicated Resources	70
Table 16.10 – Interpolation Parameters for Inferred Resources	70
Table 16.11 – Mineral Resources at 0.5 g/t Au Cut-Off	73
Table 16.12 – Mineral Resources by Cut-Off	74
Table 16.13 – Mineral Resources at 0.5 g/t Au Cut-Off by Vein	75
Table 16.14 – Mineral Resources at 0.5 g/t Au Cut-Off by Alteration Facies	76
Table 16.15 – Resource Estimate for the Main Zone at Djarkadougou	77

LIST OF FIGURES

Figure 3.1 – Djarkadougou Permit Location – Burkina Faso	7
Figure 6.1 – Djarkadougou Permit, Geology	14
Figure 13.1 – Orezone Standard STD4 - Analytical Results	35
Figure 13.2 – Orezone Standard STD8 - Analytical Results	36
Figure 13.3 – Field Duplicate Assays (Values Cut to a Maximum of 2,500 ppb Au)	37
Figure 13.4 – Field Duplicate Assays (Values Cut to a Maximum of 250 ppb Au)	38
Figure 13.5 – Pulp Duplicate Assays - (Values Cut to a Maximum of 2,500 ppb Au)	39
Figure 13.6 – Lab-Aware Duplicates (Pulps) Assays - (Values Cut to a Maximum of 2,500 ppb Au)	40
Figure 13.7 – Analytical Results for the Original and RC Check Samples Collected by Met-Chem	46
Figure 13.8 – Analytical Results for Original and Core Check Samples Collected by Met-Chem	49
Figure 16.1 – Log Normal Distribution of Au (g/t) for Main, Main2, South, FLTVN & North	54
Figure 16.2 – Log Normal Distribution of Au (g/t) for Cap & Halo1	55
Figure 16.3 – Main Variogram on Primary Axis (Az 16.5°, Dip -70°)	59
Figure 16.4 – Main Variogram on Secondary Axis (Az 16.5°, Dip 20°)	59
Figure 16.5 – Main2 Variogram on Primary Axis (Az 5.5°, Dip -60°)	60
Figure 16.6 – Main2 Variogram on Secondary Axis (Az 5.5°, Dip 30°)	60
Figure 16.7 – North Variogram on Primary Axis (Az 20°, Dip -90°)	61
Figure 16.8 – FLTVN Variogram on Primary Axis (Az 333°, Dip -75°)	61
Figure 16.9 – SE Variogram on Primary Axis (Az 0°, Dip -35°)	62
Figure 16.10 – Halo1 Variogram on Primary Axis (Az 16.5°, Dip -90°)	62
Figure 16.11 – Main Variogram on Primary Axis (Az 16.5°, Dip -70°)	63
Figure 16.12 – Main Variogram on Secondary Axis (Az 16.5°, Dip 20°)	63
Figure 16.13 – Main2 Variogram on Primary Axis (Az 5.5°, Dip -60°)	64
Figure 16.14 – Main2 Variogram on Secondary Axis (Az 5.5°, Dip 30°)	64
Figure 16.15 – North Variogram on Primary Axis (Az 20°, Dip -90°)	65
Figure 16.16 – Plan View of Major Mineralized Veins Without Low-Grade Envelopes	66
Figure 16.17 – Plan View of Major Mineralized Veins	68

LIST OF APPENDICES

Appendix A – CIM Resources and Reserves Definition
Appendix B – Arrêté ministériel, permis de recherche Djarkadougou
Appendix C– Orezone Drill Site Sample Preparation Flow Charts
Appendix D – Sample Analysis Flow Sheet
Appendix E – Location of the Control Samples Inserted with Field Samples
Appendix F – Orezone – In-House Standard Reference Materials (As of June 2007)
Appendix G1 – Control Chart, Blanks
Appendix G2 – Control Chart, STD4
Appendix G3 – Control Chart, STD4 Showing Fail/Pass Limits
Appendix H - Log Normal Distribution of Au (g/t) for Main

SOMMAIRE EXÉCUTIF

SOMMAIRE EXÉCUTIF

Introduction

Le gîte de Bondigui (« Bondi ») se trouve le permis de recherche de 224 km2 dénommé Djarkadou et détenu par Orezone Inc.
(« Orezone »). Le permis est situé à 275 km au sud-ouest de la ville de Ouagadougou, Burkina Faso, Afrique de l’Ouest.

La plus grande partie des ressources minérales en or de Bondi sur le permis de Djarkadougou se retrouvent dans plusieurs gîtes en relation spatiale avec un système de cisaillements de direction N à NNE. Le gîte de la Zone 2 a été délimité sur une distance de 800 m et d’autres dépôts ont été trouvés plus au nord et au sud. Plusieurs secteurs du permis, tel que la Zone 2NW, ont été identifiés comme des cibles pouvant contenir des ressources en or et ont été explorées à des degrés divers.

Orezone a estimé des ressources contenues dans les gîtes principaux et a confié à Met-Chem le mandat de valider ces ressources faites à l’interne.

Histoire

Des travaux d’exploration de type reconnaissance ont été accomplis dans la région sous les auspices de la Direction de la Géologie et des Mines du Burkina Faso et par le Programme de Développement des Nations Unies (1974-1989). Orezone a démarré des campagnes de travaux d’exploration sur le permis de Djarkadougou en 1998-99. Une combinaison de cartographie, levés de géochimie et de géophysique a mené à la découverte de zones minéralisées sur différents secteurs de la propriété. Orezone a débuté le forage à circulation inverse en 2003 et a ensuite défini et confirmé les ressources et a vérifié des cibles nouvelles sur le permis de Djarkadougou.

Géologie

Le permis de Djarkadougou est situé dans la ceinture de roches vertes de Houndé qui est recoupée par la zone tectonique de Houndé-Ouahigouya. Des roches sédimentaires du Tarkwaian bordent cette zone tectonique.

Le permis recouvre une unité de sédiments clastiques du Tarkwaian pris en étau par le Domaine des Volcanites de l’Est, composé principalement de coulées et brèches andésitiques, et le Domaine des Volcanites de l’Ouest qui comprend des laves, tufs et brèches de composition felsique à mafique, avec des roches volcano-sédimentaires interstratifiées.

Le batholithe de granite de Bondigui se trouve à l’est du Domaine des Volcanites de l’Est, et divers dykes de composition felsique à mafique ont été cartographiés.

Les roches des Domaine de l’Est et de l’Ouest ont été affectées par trois phases de déformation cassante-ductile et par un métamorphisme de faciès schiste vert inférieur. Toutes les roches ont subi les effets de l’altération météorique.

i

Minéralisation

La plus grande partie des ressources aurifères de Bondi à Djarkadougou, se retrouvent dans plusieurs dépôts reliés au système principal de cisaillements N-NNE et aux accidents obliques de deuxième ordre qui s’y rattachent. Les gîtes sont séparés par des segments faiblement ou non minéralisés des cisaillements. La minéralisation est encaissée dans une zone de cisaillement qui recoupe le contact est du bassin d’expansion des sédiments du Tarwkaien avec le Domaine des Volcanites de l’Est.

La minéralisation en or est reliée à la formation répétée de filonnets de quartz-pyrite encaissés dans des arénites-argillites cisaillées, des dykes mafiques et de porphyres à quartz-feldspath. La minéralisation est caractérisée par de l’altération qui se reconnaît par la présence de silicification, séricite, carbonate et hématite, avec apparition de pyrite fine disséminée, avec de l’arsénopyrite et de la chalcopyrite en moindres proportions.

Vérifications

Orezone a utilisé un programme d’Assurance de la qualité et Contrôle de la qualité (« AQ-CQ ») comprenant l’insertion de plus de 10% d’échantillons de contrôle, dont des blancs et des standards fabriqués par Orezone. Une personne spécialisée dans le domaine de l’AQ s’assure de l’application du programme AQ-CQ mis sur pied par Orezone.

Un ingénieur géologue principal de Met-Chem, Yves Buro, ing., a effectué une visite de terrain en juin 2007. À cette occasion, des discussions ont eu lieu avec le personnel du projet, suivies d’une vérification des bases de données, des procédures de description et d’échantillonnage des sondages, des programmes d’AQ-CQ. Les trois laboratoires de préparation et d’analyses de Ouagadougou ont été visités. La carotte et les copeaux de certains sondages destructifs ont été examinés et une visite de terrain a été organisée. Met-Chem a choisi 44 doubles de terrain de sondages destructifs et 15 pulpes de carotte de forage pour fins d’analyses de contrôle indépendantes.

Métallurgie

Aucun programme d’essais métallurgiques approfondis n’a été exécuté sur du matériel provenant du projet Djarkadougou. Cependant, quatre sondages ont été forés en 2005-06 dans le but de recueillir des échantillons pour effectuer des tests de lixiviation en colonnes.

Estimation des ressources

Les dépôts qui font l’objet de cette estimation de ressources ont été en grande partie définis par des sondages forés selon une grille carrée de 25 par 25 m. Les ressources minérales ont été délimitées par 79 sondages carottée et 807 sondages destructifs jusqu’à une profondeur moyenne d’environ 125 m sous la surface, avec un maximum de 200 m pour les zones Main et Main2. Le modèle s’étend sur une longueur en direction de 4 km.

Les ressources ont été estimées pour les 15 zones comprises dans les gîtes Nord, Main, FLTVN, E, S et SE. En outre, les ressources que forme le Halo autour des structures minéralisées principales et celles de la Cuirasse ont été estimées séparément.

ii

Les ressources minérales dont il est question dans ce Rapport Technique ont été estimées par Monsieur André Labonté, Géologue spécialiste des ressources d’Orezone, en utilisant le logiciel minier Gemcom (version 6.1) de Gemcom Software International Inc. Deux modèles de blocs furent générés par Orezone. Le premier modèle contient les filons minéralisés dans le profil latéritique et applique une teneur de coupure de 0,5 g/t. Le séconde modèle renferme une enveloppe définie par la teneur de coupure plus faible de 0,3 g/t (Halos) qui entoure la minéralisation du premier modèle. Les teneurs ont été interpolées par la méthode de l’inverse de la distance au carré. Les paramètres des ellipsoïdes de recherche ont été définis en utilisant les résultats de calculs statistiques, les variogrammes, et en tenant compte des données de la géologie et de la continuité des teneurs.

Met-Chem a recalculé quelques paramètres de statistique et géostatistique de base et a reproduit les modèles construits par Orezone. Met-Chem a utilisé le logiciel minier MineSight (Version 3.6). L’estimation des ressources a été exécutée en conformité avec la Norme canadienne NI 43-101 sur l’information concernant les projets miniers et les lignes directrices des “CIM Definitions Standards on Mineral Ressources et Mineral Reserves” adoptés par le conseil de l’Institut canadien des mines, de la métallurgie et du pétrole (2005).

Une validation semblable des ressources de la Zone 2 a été faite précédemment par Met-Chem qui a émis un rapport conforme à la Norme NI 43-101 en novembre 2004.

Interprétation et conclusion

Orezone a défini des ressources minérales dans les gîtes des Zones 2N, 2, 2E, FLT, S, SE ainsi que dans le Halo et la Cuirasse. Ce Rapport Technique présente les résultats de la validation par Met-Chem de l’estimation des ressources faite par Orezone jusqu’au mois d’août 2007.

Une importante somme de travail visant à estimer des ressources a été exécutée par Orezone :

•                                     Sondages carottés représentant une proportion d’environ 18 % par rapport aux sondages à circulation inverse (« RC »); ceci faisait partie des recommandations faites par Met-Chem en novembre 2004;

•                                     Arpentage du collet de pratiquement tous les sondages à l’aide d’un instrument station totale; ceci faisait partie des recommandations faites par Met-Chem en novembre 2004;

•                                     Nouvelle description des copeaux de sondages à circulation inverse et de la carotte;

•                                     Mesure de la densité des roches sur la carotte et le matériel extrait de cinq puits; ceci faisait partie des recommandations faites par Met-Chem en novembre 2004;

•                                     Depuis 2006, un expert en contrôle de la qualité devint le responsable à plein temps veillant à l’application du système d’AQ-CQ instauré par Orezone.

Les principales observations qui découlent de l’étude de Met-Chem sont les suivantes :

•                       Des échantillons de 2 kg sont utilisés pour lixiviation par cyanure, ce qui devrait fournir une meilleure représentation des teneurs en or dans les gîtes, mais complique la fabrication des standards par Orezone;

iii

•                       Les standards sont insérés en suivant un système de nombres aléatoires, et en nombre suffisant;

•                       Le comportement des blancs et des standards est variable, et limite leur utilisation pour bien contrôler l’exactitude des laboratoires; cependant, Met-Chem n’a détecté aucun biais systématique qui pourrait affecter de manière sensible l’estimation des ressources;

•                       Les résultats d’analyse des doubles vérifiés par Met-Chem suggèrent une reproductibilité modérée, plus particulièrement dans la gamme des valeurs dépassant 15 ppb Au ;

•                       Orezone n’utilise pas systématiquement un laboratoire de contrôle, mais les échantillons dont les résultats d’analyses sont inattendus, ou rejetés selon les critères du système de qualité sont réanalysés; Met-Chem recommandait, en novembre 2004, d’utiliser un laboratoire de contrôle;

•                       Depuis le mois de mars 2006, Orezone demande aux laboratoires d’utiliser le procédé de cyanuration accéléré LeachWELL® afin de contrer la dissolution incomplète de l’or qui est démontrée par les teneurs en or relativement importantes dans les résidus; ce phénomène devrait donc introduire un biais négatif dans la teneur des échantillons. En fait, la majorité des résultats d’analyse qui ont servi à l’estimation des ressources de Bondi proviennent de lixiviation par cyanure pendant 24 heures sur des échantillons de 2 kg de copeaux de RC et de carotte; ces analyses peuvent avoir introduit un biais négatif dans l’estimation des ressources minérales de Djarkadougou;

•                       Les 44 doubles de terrain de sondages RC choisis par Met-Chem pour des fins d’analyses de contrôle ont montré une forte corrélation avec les résultats originaux, sauf pour deux échantillons; un léger biais négatif est apparent pour les échantillons titrant 4,15 g/t Au au maximum, alors qu’un léger biais positif est visible pour les quelques échantillons contenant des teneurs plus élevées;

•                       Les analyses de contrôle des 15 pulpes servant de doubles d’échantillons de carotte choisis par Met-Chem montrent une bonne corrélation avec les originaux, mais seulement de type ordre-de-grandeur, et un biais positif marqué (20,7%), sauf pour un échantillon; les deux lots d’échantillons ont été soumis à deux techniques d’analyse (lixiviation en bouteille et pyroanalyse); les deux analyses des résidus de lixiviation ont montré une lixiviation incomplète de l’or par le cyanure, malgré que le LeachWELL® ait été utilisé;

•                       Selon les discussions avec le personnel d’Orezone et les vérifications ponctuelles, Met-Chem pense que les données de terrain, l’interprétation géologique et les paramètres servant à l’estimation des ressources ont été recueillies, gérées et interprétées par des personnes d’expérience et offrent une image raisonnablement fidèle de la continuité de la structure porteuse et des teneurs des gîtes principaux;

•                       La visite des laboratoires d’ALS-Chemex (Abilab), SGS (ancien laboratoire de préparation QPS), et BIGS Global a montré qu’ils possèdent de l’équipement moderne et qu’ils sont gérés selon des normes professionnelles. Aucun n’est accrédité selon des normes reconnues, mais tous suivent un programme d’AQ-CQ qui s’en approche;

iv

•                       Deux modèles de blocs ont été construits par Orezone afin d’estimer les ressources; l’interpolation des teneurs s’est faite par la méthode de l’inverse des distances au carré (IDW2);

•                       Les ressources sont localisées dans les portions des zones minéralisées qui démontrent une bonne continuité, telle que définie par forage en très grande partie fait selon une maille carrée de 25 m. Met-Chem et Orezone se sont entendus sur le choix des paramètres et la méthodologie à appliquer pour générer le modèle et estimer les ressources;

•                       Met-Chem a régénéré un modèle de blocs et a refait certains calculs de statistique. Les chiffres obtenus par Met-Chem étaient proches de ceux d’Orezone, avec des différences d’environ 10 % qui proviennent principalement des caractéristiques propres aux deux logiciels utilisés;

•                       Met-Chem affirme que l’estimation des ressources faite par Orezone pour les gîtes associés aux Zones 2N, 2 (Main), 2E, FLT, S et SE, Halo et Cap a été exécutée selon les règles de l’art et en conformité avec les lignes directrices de la Norme NI 43-101. Met-Chem accepte l’estimation des ressources faite par Orezone;

•                       Met-Chem met en garde que la viabilité économique des ressources minérales n’a pas été démontrée. En outre, il n’y a aucune garantie que toutes les ressources, ou une partie, seront converties en réserves.

Recommandations

Met-Chem émet les recommandations suivantes :

•                       Remplacer le système actuel de manipulation des fichiers informatiques par un logiciel reconnu de stockage et de gestion de données, tel que AcQuire® de Geosoft; ceci faisait partie des recommandations faites par Met-Chem en novembre 2004;

•                       Ajouter des mécanismes de validation pour les tableaux de saisie de données et les formulaires afin de réduire encore les risques d’erreurs, quoique Met-Chem ait repéré peu d’erreurs dans les bases de données vérifiées;

•                       Améliorer l’homogénéité du matériel produit par Orezone pour servir de standard et de blanc et en faire la préparation avec les échantillons de projet plutôt que de les préparer à l’avance; ceci faisait partie des recommandations faites par Met-Chem en novembre 2004;

•                       Ajouter des blancs après des échantillons pour lesquels de hautes teneurs en or sont attendues afin de vérifier s’il y a contamination lors de la préparation des échantillons ou interversion des échantillons;

•                       S’assurer que la source des résultats erratiques des blancs et du ST4, les 8, 16, 23 et 25 mars et le 29 avril 2006, ait été trouvée et les échantillons réanalysés; ce problème a été observé par Met-Chem lors de la vérification des bases de données contenant les résultats des échantillons de contrôle;

v

•                       Déterminer l’origine de la variabilité entre les résultats d’analyse des échantillons originaux et des doubles et tenter de la réduire; envisager de faire des analyses multiples sur les échantillons afin d’augmenter le niveau de confiance des résultats; Met-Chem recommandait, en novembre 2004, d’augmenter le nombre d’analyses en double et de réanalyser les échantillons titrant plus de 5 g/t Au; Orezone présentement demande l’analyse des résidus de la lixiviation en bouteille pour les échantillons dont la teneur du lixiviat excède 500 ppb Au;

•                       Utiliser une taille de blocs plus petite (5,0 par 2,5 par 2,5 m) dans les modèles futurs afin d’améliorer la définition des enveloppes et la délimitation des zones à plus haute teneur en or; la dimension des blocs choisie par Orezone pour leurs modèles (10 par 5 par 5 m) est acceptable pour l’estimation présente;

•                       Construire un seul modèle pour toutes les zones minéralisées, afin de faciliter les calculs et réduire les risques d’erreurs;

•                       Recueillir des données géotechniques sur la carotte orientée.

Estimation des ressources, résultats

Les ressources ont été estimées pour la minéralisation dans les zones oxydées, de transition et primaire, en appliquant une teneur de coupure de 0,5 g/t Au. Les ressources pour les zones qui démontrent une bonne continuité de la structure porteuse et des teneurs dans les gîtes principaux du permis de Djarkadougou sont résumées dans les tableaux suivants :

Tableau E.1 - Ressources à une teneur de coupure de 0,5 g/t

Catégorie	Tonnes (’000)*	Teneur (g/t Au)	Onces (oz)*
Mesurée	921 000	2,17	64 300
Indiquée	3 219 000	2,10	217 700
Total	4 140 000	2,12	282 000
Inférée	2 536 000	1,84	149 700

(* Chiffres arrondis)

vi

Tableau E.2 - Ressources à une teneur de coupure de 0,5 g/t - par facies d’altération

		Ressources			Ressources			Ressources
		Mesurées			Indiquées			Inférées
Type de	Faciès	Tonnes	Teneur	Onces	Tonnes	Teneur	Onces	Tonnes	Teneur	Onces
roche	d'altération	('000) *	(g/t Au)	(oz)*	('000)*	(g/t Au)	(oz)*	('000)*	(g/t Au)	(oz)*
	Oxyde	41 000	2,23	2 800	93 000	2,06	6 100	109 000	1,79	6 300
Sédimentaire	Transition	15 000	2,37	1 200	48 000	2,01	3 100	29 000	1,40	1 300
	Frais	93 000	1,76	5 300	404 000	1,83	23 800	516 000	1,60	26 500
Intrusive	Oxyde	225 000	2,89	20 900	697 000	2,40	53 800	281 000	1,69	15 200
Mafique	Transition	122 000	2,03	8 000	368 000	2,24	26 500	114 000	2,21	8 100
	Frais	425 000	1,91	26 000	1 609 000	2,02	104 400	1 487 000	1,93	92 200
	Total	921 000	2,17	64 300	3 219 000	2,10	217 700	2 536 000	1,84	149 700

(*Chiffres arrondis)

vii

EXECUTIVE SUMMARY

EXECUTIVE SUMMARY

Introduction

The Bondigui (Bondi) deposit is located in Orezone Inc.’s (“Orezone”), Djarkadougou exploration permit (224 km2) which is located 275 km to the southwest of the city of Ouagadougou, in Burkina Faso, West Africa.

The bulk of the Bondi gold resource in the Djarkadougou permit is contained in several deposits spatially associated with an array of N- to NNE striking shear zones. The Zone 2 deposit has been delineated over a strike length of 800 m and other deposits have been traced further to the north and the south. Several areas on the permit, such as Zone 2NW, were recognized as potential gold resource targets and have been explored to various degrees.

Orezone performed an estimation of the resource contained in the main deposits and mandated Met-Chem to audit the in-house estimate.

History

Reconnaissance exploration was conducted in the region by the “Direction de la Géologie et des Mines” of Burkina Faso and by the United Nation Development Program (1974-1989). Orezone initiated a program of integrated exploration work on the Djarkadougou property in 1998-99. Combined mapping, geochemical and geophysical surveying resulted in the discovery of mineralization at different locations on the property. Orezone started RC drilling in 2003 and has since confirmed and expanded mineral resources and tested new targets on the Djarkadougou property.

Geology

The Djarkadougou permit lies within the Houndé greenstone belt that is spatially associated with the Houndé-Ouahigouya tectonic zone and is bordered by Tarkwaian sediments.

The permit is underlain by a unit of Tarkwaian clastic sediments bracketed by the dominantly andesitic flows and breccias of the Eastern Volcanic Domain and the lava, tuff and breccias of felsic to mafic composition, with intercalated volcano-sedimentary rocks, from the Western Volcanic Domain.

The granitic Bondigui batholith lies on the east of the Eastern Volcanic Domain and a variety of felsic to mafic dykes have also been recognized.

The rocks of the Western and Eastern Domains have been affected by three phases of brittle-ductile deformation and by lower greenschist facies of metamorphism. All the rocks have undergone surface weathering.

Mineralization

The bulk of the Bondi gold resource at Djarkadougou is contained in several deposits associated with the main sub-vertical N-NNE shear system and with second-order shear splays. The deposits are separated by gaps corresponding to weakly or un-mineralized portions of the shears.

i

The mineralization lies in a shear zone cutting the contact between the Tarwka sedimentary trough to the west and north with the Eastern Volcanic domain to the south and east.

Gold mineralization is associated with multi-stage emplacement of quartz-pyrite veinlets into sheared arenite-argillite, mafic dykes and quartz-feldspar-porphyry. The mineralization is characterized by alteration that manifests itself by silica, sericite, carbonate and hematite, finely disseminated pyrite with subordinate arsenopyrite and chalcopyrite.

Verification

Orezone has employed a program of Quality Assurance and Quality Control (“QA-QC”) relying on random insertion of more than 10% of control samples, including duplicates, in-house blanks and standard materials. A dedicated specialist is responsible for implementing the QA-QC program.

Met-Chem’s Senior Geological Engineer Yves Buro, Eng., completed a site visit in June 2007. It included discussions with the project personnel, an audit of the databases, the logging and sampling procedures, Orezone’s QA-QC program and a visit to the three laboratories in Ouagadougou. The core and the chips from selected holes were examined and a field trip was conducted. Met-Chem retrieved 44 RC field duplicates and 15 core pulps for independent check analysis.

Metallurgy

No detailed test work has been performed on the mineralized material of the Bondi deposits. However, four holes were drilled in 2005-06 in order to collect material for column leach tests.

Resource Estimate

The deposits that are the subject of the present resource estimate have largely been defined by a pattern of holes drilled on 25 by 25 m centers. The mineral resource has been delineated by 79 core and 807 RC holes to an average depth of about 125 m below surface, with a maximum of 200 m in the Main and Main2 deposits. The model covers a strike length of about 4 km.

The resource has been estimated for 15 zones within the North, Main, FLTVN, E, S and SE deposits. The resource contained in the Halo around the main mineralized structures and in the Cap has been estimated separately.

The present mineral resource was estimated by Mr. André Labonté, Resource Geologist for Orezone, using Gemcom (version 6.1) mining software (Gemcom Software International Inc.). Two block models were constructed by Orezone. The first model contained the mineralized veins at 0.5 g/t cut off with the laterite and the second model contained a lower grade envelope at 0.3 g/t (Halos) around the previous model. Grade interpolation was performed using the inverse distance weighted squared (IDW2). The search ellipsoids parameters were determined from statistical analysis, variograms, geological data and grade continuity.

Met-Chem recalculated some basic statistical and geostatistical parameters and reproduced the models done by Orezone. Met-Chem used MineSight mining software (Version 3.6). The resource calculation was performed in accordance with the guidelines of “National Instrument

43-101, Standards of Disclosure for Mineral Projects” and the “CIM Definitions Standards on Mineral Resources and Mineral Reserves” adopted by CIM Council (2005).

A similar audit for Zone 2 had been performed by Met-Chem, with issuance of a NI 43-101 compliant report in November 2004.

Interpretation and Conclusion

Orezone has defined a mineral resource in the deposits of Zones 2N, 2, 2E, FLT, S, SE as well as in the Halo and the Cap. The present Technical Report documents Met-Chem’s audit of the resource estimate completed by Orezone to August 2007.

A large amount of work related to the resource estimation has been carried out by Orezone:

•                                     Core holes were drilled to an overall ratio versus RC holes of about 18%; this was part of Met-Chem’s recommendations in November 2004;

•                                     Almost all the drill hole collars were surveyed using a total station instrument; this was part of Met-Chem’s recommendations in November 2004;

•                                     Core and RC chips were re-logged;

•                                     Bulk density determination were done on the drill core and material from five pits; this was part of Met-Chem’s recommendations in November 2004;

•                                     Since 2006, a dedicated specialist became responsible to implement the QA-QC system developed by Orezone.

The main observations made by Met-Chem during this study are the following:

•                                     2-kg samples are submitted to cyanide leach, which should provide a better representation of the gold grades in the deposit but complicates the preparation of in-house standards;

•                                     The standards are inserted randomly, and in sufficient number;

•                                     The performance of the blanks and standards has been uneven, thus they cannot be fully used to monitor accuracy of the laboratories; however, Met-Chem has detected no systematic bias that would materially affect the resource estimates;

•                                     The duplicate assay results verified by Met-Chem suggest a moderate repeatability, particularly for the range of values above 15 ppb Au;

•                                     Orezone does not routinely use a secondary laboratory, but the samples rejected by the QA criteria or returning unexpected results are re-assayed; Met-Chem recommended in November 2004 to use a second laboratory;

•                                     Since March 2006, Orezone asked the laboratories to use the more aggressive LeachWELL® cyanidation process; this was done to counter the incomplete leaching of the gold indicated by the significant gold grades in some tail assays, which should introduce a negative bias in the head assays. Actually, the majority of the assay results used for the resource estimate at Djarkadougou derive from 24-hour cyanide leach on 2-kg samples from RC and core holes; these assays may have introduced a low bias in the mineral resource estimate of Bondi;

•                                     The 44 RC field duplicates selected by Met-Chem for check analysis show a high correlation with the original results, except for two samples; a slight negative bias is visible for the original samples with a maximum of 4.15 g/t Au, whereas a slight positive bias is apparent for the few samples with the higher values;

•                                     The 15 core pulp duplicates selected by Met-Chem show only good order-of-magnitude correlations and a pronounced positive bias (20.7%) in the check assays, for all but one sample; the two sets of samples were submitted to two analytical methods (BLEG and FA); the two tail analyses showed incomplete leach of the gold by the cyanide solution, even though the LeachWELL® was used;

•                                     Based on discussions with Orezone personnel and random verifications, Met-Chem believes the field data, the geological interpretation and the parameters used for the resource estimate were collected, handled and interpreted by experienced people and fairly reflect the geological and gold grade continuity of the main deposits;

•                                     The ALS-Chemex (Abilab), SGS (former QPS preparation facility), and BIGS Global laboratories were found to operate modern equipment and to be run in a professional manner. None of them holds recognized accreditation, but they follow a QA-QC program which is close to the international standards;

•                                     Two (2) block models were constructed by Orezone in order to estimate the resources; grade interpolation was performed using the inverse distance weighted squared (IDW2);

•                                     The resource is contained in the portions of the mineralised zones that show good continuity defined by drilling largely on a 25-m square pattern. Met-Chem and Orezone agreed on the parameters and methodology to build the model and arrive at the resource;

•                                     Met-Chem regenerated the block model and re-calculated some statistics. The figures obtained by Met-Chem were close to those from Orezone, with differences of about 10% mostly attributable to the specific characteristics of the two software used;

•                                     Met-Chem agrees the resource estimate by Orezone for the deposits in the area of the 2N, 2 (Main), 2E, FLT, S and SE, Halo and Cap zones were done in a professional manner and in accordance with the NI 43-101 guidelines. Met-Chem accepts the resource estimation by Orezone;

•                                     Met-Chem cautions that mineral resources do not have demonstrated economic viability. In addition, there is no certainty that all or part of the mineral resource will be converted into reserves.

Recommendations

Met-Chem recommends the following actions:

•                                     Replace the current manipulation and merging of files by a recognized database management software such as AcQuire® in order to limit handling of computer files and validate data; this was part of Met-Chem’s recommendations in November 2004;

•                                     Add validation control to input tables and forms to further reduce the risk of errors, although few errors were found in the databases verified by Met-Chem;

•                                     Improve the homogeneity of the in-house standard and blank materials and prepare them with the field samples rather than processing them separately; this was part of Met-Chem’s recommendations in November 2004;

•                                     Add blanks following samples with expected high gold grade to check for possible contamination at the preparation stage and for improper sequencing of the samples;

•                                     Ensure that the source of the poor performance of the blanks and ST4 on March 8, 16, 23 and 25 and April 29, 2006 observed by Met-Chem while checking the QC database has been addressed and that the samples were re-assayed;

•                                     Determine the origin of, and reduce the variability between the original and duplicate sample analytical results; envisage running multiple assays of the same sample to increase the confidence level of the results; in November 2004, Met-Chem recommended to increase the number of duplicate assays and re-assay samples grading more than 5 g/t Au; Orezone currently performs FA of the BLEG tails for the samples with liquor grades greater than 500 ppb Au;

•                                     Use smaller block sizes (5.0 by 2.5 by 2.5 m) in the future models to improve envelope definition and outline of higher gold grade areas; the block size selected by Orezone for their models (10 by 5 by 5 m) is adequate for the current estimate;

•                                     Construct a single model for all mineralized zones, to facilitate calculations and minimize errors;

v

Resource Estimate, Results

The resources were estimated for the mineralization in the oxide, transitional and primary zones, at the cut-off grades of 0.5 g/t Au. The resources for all zones show good geological and grade continuity in the main deposits on the Djarkadougou permit and are summarized in the following Tables.

Table E.1 - Mineral Resources at 0.5 g/t Au Cut-Off

Category	Tonnes (‘000)*	Au Grade (g/t)	Au (oz)*
Measured	921,000	2.17	64,300
Indicated	3,219,000	2.10	217,700
Total	4,140,000	2.12	282,000
Inferred	2,536,000	1.84	149,700

(*Rounded off)

Table E.2 - Mineral Resources at 0.5 g/t Au Cut-Off by Alteration Facies

		Measured Resource			Indicated Resource			Inferred Resource
Rock Type	Alteration Facies	Tonnes (‘000) *	Au Grade(g/t)	Au (oz)*	Tonnes (‘000)	Au Grade(g/t)	Au (oz)*	Tonnes (‘000)	Au Grade(g/t)	Au (oz)*
	Oxide	41,000	2.23	2,800	93,000	2.06	6,100	109,000	1.79	6,300
Sedimentary	Transitional	15,000	2.37	1,200	48,000	2.01	3,100	29,000	1.40	1,300
	Fresh	93,000	1.76	5,300	404,000	1.83	23,800	516,000	1.60	26,500
	Oxide	225,000	2.89	20,900	697,000	2.40	53,800	281,000	1.69	15,200
Mafic Intrusive	Transitional	122,000	2.03	8,000	368,000	2.24	26,500	114,000	2.21	8,100
	Fresh	425,000	1.91	26,000	1,609,000	2.02	104,400	1,487,000	1.93	92,200
	Total	921,000	2.17	64,300	3,219,000	2.10	217,700	2,536,000	1.84	149,700

(*Rounded off)

SECTION 1

Introduction and Terms of Reference

1.0                               INTRODUCTION AND TERMS OF REFERENCE

1.1                               Introduction

Orezone Inc. (“Orezone”) has been conducting exploration work in the Bondi Project area in south-western Burkina Faso after signing a purchase option agreement with El Hadji Barro Dianguinaba in May, 1998.

The Djarkadougou permit is located about 275 km to the SW of the capital Ouagadougou and covers an area of 224 km2.

Orezone conducted an airborne geophysical survey, soil geochemistry and mapping that resulted in the discovery of mineralization at several locations in the Djarkadougou area.

RC drilling started in May 2003 and delineated the Zone 2 over a strike length of 800 m and to a depth of about 200 m below surface, and found significant gold mineralization in Zone 2S.

The field work at Bondi over the recent years was geared toward confirming and expanding the known resources previously reported by Orezone in 2004 and to test other target areas. Orezone’s objective consists of estimating the NI 43-101 compliant resources delineated so far in the Djarkadougou permit to serve as the foundation for a pre-feasibility study on the technical and economic viability of mining the main gold deposits.

The bulk of the known resource in the Djarkadougou permit is contained in the zones listed as follows, from north to south: 2N, 2 (Main), 2E, FLT, S and SE.

Several other areas were recognized as potential gold resource targets and have been explored to various degrees.

On May 18, 2007, Orezone requested Met-Chem Canada Inc. (“Met-Chem”) to examine and validate the updated in-house estimate of the mineral resources contained in the main deposits within the Djarkadougou permit.

This report presents the results of the validation of the resources as of August 2007 and constitutes a Technical Report under the guidelines of National Instrument 43-101 (NI 43-101). The classification of the mineral resources is compliant to the CIM criteria adopted by NI 43-101 (Appendix A). The report is based on data provided by Orezone and on a site visit by Met-Chem in June 2007.

1.2                               Scope of Work

Orezone mandated Met-Chem to prepare an independent Technical Report on the updated mineral resources of the main deposits on the Djarkadougou permit in conformity with the NI 43-101 guidelines. This report includes work performed by Orezone from 1998 to 2007. Orezone’s activities on the Djarkadougou permit included 79 core holes and 807 RC holes completed for a total of close to 72,800 m.

Met-Chem has taken the following steps to audit the mineral resources of the Bondigui Project:

•                                     Visit of the site and core storage area as well as outcrops and drill pads;

•                                     Examination of available drill core and drill cuttings;

•                                     Discussion with Orezone’s exploration team in order to review field procedures, sample preparation and analytical protocol;

•                                     Review of the exploration work;

•                                     Review of the drill hole database, including collar and downhole survey information;

•                                     Review of Orezone’s geological interpretation;

•                                     Review of mineralization correlation, continuity and characteristics;

•                                     Check of assay data reproducibility;

•                                     Check of QA/QC procedures;

•                                     Check of assay intervals and composite statistics;

•                                     Check of capping of gold high grade values;

•                                     Review of density determination test work and mineralization tonnage factors;

•                                     Review of cut-off grade selection;

•                                     Review of parameters used for geological model and grade interpolation.

1.3                               Basis of the Report

This report is based on the observations gathered during a site visit and on available data provided to Met-Chem by Orezone, as follows:

•                                     Field visit of part of the Djarkadougou permit area by Mr. Yves A. Buro, Eng., Senior Geological Engineer, Met-Chem, on June 3-5, 2007;

•                                     Visit of Orezone’s office in Ouagadougou on June 8-9, 2007;

•                                     Visit in Ouagadougou of the SGS Burkina SA and the ALS Chemex (formerly Abilab) analytical laboratories, as well as to the BIGS preparation laboratory, on June 8-9, 2007;

•                                     Discussions with representatives from Orezone: Messrs. Pascal Marquis, (Vice President Exploration, currently President), Ousséni Derra, (Exploration Manager), Laurent Coulibaly, (QC Manager), Edwin Maes, (GIS Geologist) and Adama Zongo, (Project Manager);

•                                     Historical review of the Project;

•                                     Geological interpretation and 3D Block Models performed by Orezone’s geologists for the deposits on the Djarkadougou permit;

•                                     Spot checks of drill core and RC cuttings;

•                                     Spot checks of the drill hole database;

•                                     Telephone conversations, correspondence mainly with Messrs. Steve King, Vice President Exploration, and André Labonté, Resource Geologist, Orezone, Ottawa;

•                                     Electronic files provided by Orezone in MS-EXCEL, BMP, DXF and ASCII formats;

•                                     Various reports, documents and maps supplied by Orezone as listed in Section 21.0 - REFERENCES;

•                                     Check samples of selected RC chips and core pulps collected by Yves A. Buro, Eng.

1.4                               Units

All units used by Orezone on the Djarkadougou permit are in the metric system and the Table 1.1 lists the abbreviations used in this Report.

Table 1.1 – List of Abbreviations

Abbreviation	Description
tonnes or t	metric tonne
Mt	million metric tonnes
kg	kilogram
g	gram
g/t	gram/tonne
ppm, ppb	part per million, part per billion
m	metre
km	kilometre
km2	square kilometre
BLEG	Bulk Liquid Extractable Gold
IP	Induced Polarization
MAG	magnetometer survey
QA-QC	Quality Assurance-Quality Control
RAB	Rotary Air Blast (Drilling)
RC	Reverse circulation
VLF	Very Low Frequency (electromagnetic survey)

1.5                               Met-Chem’s Qualifications

Met-Chem is based in Montreal and was incorporated in October 1969 as a Canadian subsidiary of UEC Technologies LLC.

Since then, Met-Chem’s mandate has been to offer a complete range of consulting and engineering services to the mining industry, including exploration, geology, resources evaluation, mine design, process design, feasibilities studies, detailed engineering, etc.

This technical report has been prepared by Yves A. Buro, Eng., Senior Geological Engineer, and Kenny Cheong Youne, Eng., Mining Engineer, both members in good standing of the “Ordre des Ingénieurs du Québec”. The block model and resource estimate was checked by Kenny Cheong Youne, Eng., Mining Engineer, under the supervision of Guy Saucier, Eng., Senior Geological Engineer.

Mr. Buro has thirty (30) years of international experience in exploration and mining geology, in field and managerial positions. He has participated in a variety of gold, nickel, base metals and iron projects at different stages of development, ranging from the generation of exploration targets through to mineral resource estimation, mine development and production. This varied experience includes detailed mapping and structural analysis of a dozen underground gold mines. As a qualified person, he took part in several audits of mineral resources and the preparation of technical reports in conformity with NI 43-101.

Mr. Kenny Cheong Youne, Eng. has four (4) years of varied experience in the mining industry. His expertise is in ore body modelling, resource estimation, reserve calculation, mine design and optimization. He provides continuous technical assistance and training to US Steel’s Minnesota iron ore operations, Minntac and Keetac. He is comfortable with several mining software and has good knowledge of programming.

Mr. Guy Saucier, Eng. has over twenty-five (25) years of experience in mining engineering, sales development and exploration. His expertise includes resources evaluation, mine design, and mine planning. He has been involved in several scoping studies and feasibility studies. He has participated in worldwide projects in gold, base metals, iron, coal, bauxite, and industrial minerals.

SECTION 2

Disclaimer

2.0          DISCLAIMER

The present report has been written by Met-Chem for Orezone and is based on historical information available to Met-Chem at the time of preparation of the report in January 2008, on all the assay results as at August 2007 and on site visits carried out in June 2007.

Met-Chem has not researched legal ownership information such as property title and mineral rights and has relied on information provided by Orezone. There was no metallurgical test work or environmental review carried out under Met-Chem and the limited relevant information already available is described in the report.

While the services performed by Met-Chem to create this report were in accordance with good engineering principles as practiced by competent engineering organisations, the analysis, information, opinions and recommendations provided by Met-Chem in this report are advisory only and Orezone shall at all times retain control over its operations. It should also be understood that the Mineral Resources, presented in this report, are estimates of the size and grade of the deposits based on limited drilling and sampling and the assumptions and the parameters currently available. The level of confidence in the estimates depends upon a number of uncertainties. These uncertainties include, but are not limited to, future changes in metal prices and/or production costs, difference in size and grade and recovery rates from those expected, and changes in project parameters.

Met-Chem’s estimates are based on methodologies and procedures consistent with accuracy levels as stated in the Report. Any cost information provided to Met-Chem by Orezone has not been verified by Met-Chem, and Met-Chem makes no representation as to its accuracy and disclaims all liability to its accuracy or completeness.

This report is intended to be used by Orezone as a Technical Report with Canadian Securities Regulatory Authorities pursuant to provincial securities legislation. Except for the purposes contemplated under provincial securities laws, any other use of this report by any third party is at that party’s sole risk.

SECTION 3

Property Description and Location

3.0          PROPERTY DESCRIPTION AND LOCATION

3.1          Property Description

The Djarkadougou Permit is located about 275 km to the SW of the capital Ouagadougou in the Bougouriba Province in south-western Burkina Faso (Figure 3.1).

The Djarkadougou Permit is part of Orezone’s Bondigui “Bondi” Property that is comprised of 5 permits covering about 924 km2, and held 100% by Orezone Inc.:

•                                     Nabéré (92 km2) and Tankiédougou (138 km2), were granted in 2005 to replace the Intiédougou permit and can be renewed for two additional 3-year periods in 2008 and 2011;

•                                     Poyo (246 km2) granted in 2003 and Nicéo (224 km2) granted in 2006; the Poyo permit can be renewed for an ultimate 3-year period in 2009, while the Nicéo permit can be renewed for two additional 3-year periods in 2009 and 2012.

The Nicéo permit covers a shear zone that could be an analog to Bondigui structure, but on the opposite side of the Bondigui batholith. The other four permits are contiguous and cover a strike length of 57 km within the Houndé Greenstone Belt.

The Djarkadougou permit has an area of 224 km2 and is centered on UTM (Clarke 1880, Adindan, Zone 30N) 1 206 800N and 435 950E. (3° 35’ 10” W Longitude and 10° 54’ 59” N Latitude). The village of Djarkadougou lies near the center of the property. (Figure 3.1)

The Djarkadougou permit was granted to Orezone Inc. on August 16, 2006 under “Arrêté ministériel”
No. 2006 06-113/MCE/SG/DGMGC. The permit has an irregular shape defined by E-W and N-S lines (Appendix B; Figure 3.2), forming 9 corners the coordinates of which are listed in the “Arrêté ministériel” and in Table 3.1. The permit is granted for exploration (“Permis de recherche”) for gold and associated metals. The Main Zone is located approximately 4 km to the NW of Djarkadougou.

Table 3.1 – Djarkadougou Permit Coordinates

Corners	UTM (Clarke 1880, Adindan, Zone 30)
	X	Y
A	434 800	1 215 942
B	443 152	1 215 942
C	443 152	1 197 630
D	428 755	1 197 630
E	428 755	1 202 960
F	430 426	1 202 960
G	430 426	1 210 926
H	433 157	1 210 926
I	433 157	1 212 710
J	434 800	1 212 710

Figure 3.1 – Djarkadougou Permit Location – Burkina Faso

Figure 3.2 – Djarkadougou Permit Location and Boundaries

3.2          Title

Met-Chem has not undertaken a legal review of Orezone’s title and ownership of the property and, as such, does not express any opinion on their validity. However, a copy of the “Arrêté ministériel” for the Djarkadougou permit is provided under Appendix B.

The original 514 km2 Bondigui Permit (Arrêté # 96-074/MEM/SG/DGMG/DC) was staked in May of 1996 by Burkinabe businessman El Hadji Barro Dianguinaba.

Orezone Inc. signed a purchase option agreement with El Hadji Barro Dianguinaba in May, 1998. The permit was renewed in 2001 and the same year, El Hadji Barro Dianguinaba offered to sell to Orezone its interest in the Bondigui permit. The offer was renewed in 2002, while the permit area was reduced to 340 km2.

Orezone Inc. acquired the permit that was transferred on December 8, 2003 (Arrêté N° 2003-090/MCE/SG/DGMGC) to Orezone Inc., a wholly owned subsidiary of Orezone Inc.

At the end of its validity on May 17, 2006, the Bondigui Permit was transformed into the 224 km2 Djarkadougou Permit (Arrêté No. 2006 06-113/MCE/SG/DGMGC), valid for a period of three years and 100% owned by Orezone Inc.

3.3          Environmental Considerations

Environmental liabilities to which the property may be subjected are unknown.

Nearly 50% of the Bondi property lies within the Nabéré partial wildlife reserve, the southern boundary of which follows the line of the highway passing through Djarkadougou (RN 20). The Dan and Mou classified Forests lie to the west of the Djarkadougou permit. Mining activities in the protected areas are restricted.

No sacred place appears to be present on the property.

Since 2004, Orezone has been involved in the Ryan’s Well Foundation in the “Mining for Water Challenge” project to provide more people in developing countries with access to clean drinking water. The project encourages the exploration and mining community to participate in water projects in a spirit of corporate social responsibility and to highlight its efforts on water issues.

SECTION 4

Accessibility, Climate, Local Resources,
Infrastructure and Physiography

4.0                             ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE AND PHYSIOGRAPHY

4.1                               Accessibility

The Djarkadougou permit is located in the south-western part of Burkina Faso, West Africa. The centre of the 224 km2 permit is located near the village of Djarkadougou. The Bondi property area is accessible from Ouagadougou via paved National Route 1 (N1), 220 km to the W-SW to the village of Pâ, then 90 km southward on National Route 12 (N12) to Diébougou. A well-maintained lateritic gravel road (National Route 20) then leads 40 km west to the village of Djarkadougou, 8 km to the west of the village of Bondigui. Paving this road was supposed to start immediately after the visit by Met-Chem. Driving the distance between Ouagadougou and the site takes approximately 4 hours.

Alternatively, access from Burkina Faso’s second largest city of Bobo-Dioulasso is 20 km east on National Route 1 towards Ouagadougou and then 75 km east along National Route 20 to Djarkadougou. Access to the various parts of the permit from the camp at Djarkadougou is provided by a network of roads and trails upgraded or built by Orezone.

An abundance of unskilled local workforce is available in the area. Skilled workers and general services and equipment can be found in Bobo-Dioulasso or the capital city of Ouagadougou.

4.2                               Climate

The Djarkadougou permit area lies in the savannah of the Sudanese climatic zone characterized by increased influence of the West African monsoon relative to the Sahelian Zone to the north of Burkina Faso. A rainy season lasting from June to September is followed by a dry season for the rest of the year. The weather station of Bobo-Dioulasso, 90 km to the west, has recorded an average temperature of 27°C over a period of 22 years, with a maximum of 43°C reached in April and a minimum of 9°C in December. The rainfall measured over 92 years’ averages 1,108 mm. A general decrease of annual rainfall has been observed in Burkina Faso with the weather station of Dolo (about 20 km to the east) registering 915 to 1,142 mm between 1999 and 2005. Wind speed range from 8 to 12 km/h.

4.3                               Local Resources and Infrastructure

The area around the Bondi project is sparsely inhabited. A clinic and a school are located at Bondigui.

Subsistence farmers in the region grow millet, maize, rice, sorghum and groundnut, using traditional methods, as well as cash crops, consisting mostly of cotton. No fields are located on the main mineralized zones. Gathering complements agricultural activities. Raising cattle also exists in the region.

No small-scale mining of gold is taking place on the Djarkadougou permit, and orpaillage by local women is not a traditional activity around Djarkadougou. An orpaillage site is active near the village of Mouguet (about 50 km to the NE).

4.4                               Physiography and Vegetation

The Djarkadougou permit area lies in undulating terrain with valleys and low-lying areas along streams dominated by low hill ridges. The highest point in the region is in the Nabéré forest at an elevation of 494 m. Lateritic cuirasse is visible over much of the project area, with alluvium and saprolite covering the remainder. Outcrops are rare within the Djarkadougou permit area.

The drainage system in the area is rectangular – dendritic and fairly dense. The perennial Bougariba River, a tributary to the Mouhoun (White Volta) River, is 5 km to the west of Zone 2.

Vegetation in the area consists of shrubs and trees with dense vegetation along the rivers. The néré and karité are the most common tree species. Fauna is represented by bushbuck, deer, antelope, warthog, small game, fowl and numerous birds.

Diesel-generated electrical power is available in Bobo-Dioulasso and Diébougou, although it would have to be supplemented for a mining operation. A World Bank sponsored hydro-electric generation plant is planned for Diébougou, but the completion date is unknown.

SECTION 5

History

5.0                             HISTORY

The first exploration work documented in the region was completed by the “Direction de la Géologie et des Mines” in the Tarkwaian sediments. Reconnaissance sampling was carried under the United Nation Development Program in 1974-1982 and in 1983-1989 in the Houndé and Boromo belts.

It appears that no work was performed by El Hadji Barro Dianguinaba until Orezone signed a purchase option agreement in 1998.

Orezone activities started in 1998-99 with a high-resolution airborne magnetic survey over the original Bondigui property followed by several phases of soil geochemical surveys.

Compilation work was carried out in 1999-2000, followed by additional geochemical sampling, mapping and trenching until 2002. RC drilling started in 2003. The first programme of 41 holes delineated the gold mineralization of Zone 2 over about 800 m and tested the Zone 2S.

In 2003-2004, all the exploration data were integrated into a MapInfo database. The topographic map and Landsat scene were acquired and entered into the database. Ground magnetic and IP survey with additional geophysical surveying and trenching followed, in preparation for the next phase of drilling. A total of 15,345 m in 212 RC holes extended the structure that hosts Zones 2 and 2S over 2,300 m and tested geophysical and geochemical targets.

Additional RC and core drilling, gradient IP, geochemical sampling was carried out in 2004-2005. Table 5.1 summarizes the work done on the Bondigui-Djarkadougou property since 1996.

Table 5.1 – Summary of Exploration Work Completed by Orezone

Date	Type of Work
1998-99

•    High resolution airborne magnetic survey

•    S and N-Central sector: soil survey (1,355 samples)

•    N-Central sector: geological mapping (1/20 000), detailed soil survey

•    Soil geochemical profile, rock sampling on an old orpaillage site

1999-2000	• Compilation work

2000-01	• North-West and Central sector: soil survey (1,315 samples)

2001-02	• Prospecting • NW and Central sector: soil survey (489 samples)

Date	Type of Work
2002-03

•    Litho-structural mapping at 1:50 000

•    Geological mapping (1:2 500) and rock sampling (136 samples)

•    Soil survey (301 samples)

•    Trenching (10 trenches totalling 1,043 m) in Zones 1 and 2

•    RC drilling: 41 holes totalling 2,250 m, in Zones 2 and 2S

2003-04

•    Compilation and construction of a MapInfo database

•    Acquisition of a topographic map and a Landsat satellite image

•    Magnetometer ground survey, Zone 2, 117.5 km

•    IP survey on Zones 1, 2 and 2S (122 km gradient, 3 km pole-dipole configuration)

•    Soil survey (lag) on Zones 2 and S2 and re-sampling of old > 100 ppb anomalies (772 samples); rock sampling (33 samples)

•    Trenching (2 for 200 m) around Zone 2

•    RC drilling: 212 holes (15,345 m)

•    Core drilling: Zone 2, 18 holes (2,100 m; pre-collared)

2004-05

•    RC drilling: 181 holes (14,344 m)

•    Core drilling: 32 holes (3 deepened RC holes) for 5,872 m

•    Gradient IP survey (Zone 2N and Zone 1-Zanawa Est), 188 km

•    Soil sampling, 826 in Zone 2N (in part)

•    Mapping and sampling at Mouguet new orpaillage site and Zone 2N (18 rocks samples)

•    Resource estimation by Met-Chem for Zone 2 (NI 43-101 compliant)

2005-06

•    Detailed geochemical survey in Zone 2N (100 by 50 m); 322 samples

•    RC drilling: 3;631 m in 48 holes (Phase I), 154 holes totalling 11,563 m

•    Core drilling: 2,848 m in 13 holes

•    Metallurgical holes: 4 large-diameter (PQ) holes of 80 m each drilled into different deposits for column leach tests •    Topographic survey: grid tied to national geodetic system (WGS84 ellipsoid)

•    Survey of all the collars from the 511 holes in the Zone 2, Zone 2N, Zone 2S using a Total Station instrument by La Boussole, Ouagadougou; this data was incorporated into the new topography used in the mineral resource estimation

SECTION 6

Geological Setting

6.0                               GEOLOGICAL SETTING

6.1                               Regional Geology

Burkina Faso stretches over two geological terranes: the Proterozoic Baoulé-Mossi Domain, which corresponds to the eastern portion of the West African craton, and the sedimentary cover of lower Precambrian to recent age. The Baoulé-Mossi Eburnean orogenic domain contains Birimian (Lower Proterozoic) volcano-sedimentary units arranged in elongated belts (Figure 3.1), and relics of the Archean basement that outcrops in the south-western portion of the craton (Man Rise). The belts generally trend N-NE but form arcuate belts to the north of Ouagadougou. They are bounded by older granite gneiss terrains and have been intruded by syn- to late tectonic granite bodies (Figure 6.1).

The Birimian Supergroup has been divided into a Lower sequence comprised of wacke, argillite and volcanoclastic rocks, and an Upper sequence of basalt with interflow sedimentary rocks. The Lower Proterozoic sequences are unconformably overlain by post-Eburnean sediments of marine and continental origins. The Birimian formations have been affected by three tectono-metamorphic phases and have reached the greenschist facies of metamorphism.

The Bondi property is located in the N-S trending Houndé Greenstone belt which extends for over 400 km. The Houndé Belt is Lower Proterozonic (Birimian) in age and comprises an assemblage of basalt flows, minor rhyolite and sedimentary rocks intruded by various felsic to mafic rocks. It is cut by the Houndé-Ouahigouya tectonic zone which transects Burkina Faso and hosts most of the major gold deposits discovered in the Western region.

A prominent, narrow belt of Tarkwaian micro-conglomerate runs the length of the Houndé Belt and is associated with a major fault system. Second-and third-order structures off this main break control numerous regional gold showings (Kerr, 1999).

6.2                               Local Geology

The Bondi project area covers five N to NNE-striking geological domains (Figure 6.1). From east to west, these include:

•              Basement gneiss/migmatite/granite;

•              Bondigui Batholith (biotite granite of possible Eburnean age);

•              Eastern Volcanic Domain;

•              Tarkwa Sedimentary Basin;

•              Western Volcanic Domain.

Figure 6.1 – Djarkadougou Permit, Geology

The Eastern Volcanic Domain consists largely of massive, pillowed, and schistose andesitic lava flows and flow breccias, with minor interflow sedimentary horizons. The andesite is intruded by diorite and porphyritic felsic dykes and bodies. The Western Volcanic Domain consists of rhyolitic to rhyodacitic lavas, tuffs, breccias and volcano- sedimentary rocks, andesitic lava flows and flow breccias, and basaltic pyroclastic rocks.

The mature Tarkwa clastic sedimentary rocks are comprised of thickly-bedded arkosic to quartzitic gritstone and heterolithic conglomerate.

Surface geological mapping has documented little intrusive rocks on the Djarkadougou permit. However, a suite of syntectonic syenite plugs and dykes have been observed in outcrop and drill core and are closely associated with gold mineralization. Post-mineral quartz-feldspar porphyry dykes appear to be controlled by the same structures. Granodiorite stocks also occur as post-mineral intrusive bodies.

The metamorphism of the rocks in the region has reached the lower greenschist facies. The study of a few samples under the polarizing microscope (Taner, 2004) shows a metamorphism that is between the greenschist and the amphibolites facies in part of the Djarkadougou permit area. The rocks have been affected by surface weathering to a depth of about 30 m.

6.3                              Structural Geology

The volcanic and meta-sedimentary rocks of the Western and Eastern Domains have undergone three major deformation stages. The gold mineralization is interpreted to have been emplaced during the second phase (D2).

The Tarkwa sedimentary rocks were likely deposited between D2 and D3, but the basin developed along a reactivated regional structure, which probably dates back to the original tectonic accretion/assembly of the Houndé Greenstone Belt. The mature Tarkwaian clastic rocks could represent a major Temiskaming-type strike-slip, pull-apart basin.

The dominant late fault systems observed in the area trend N-NE, NE, N-NW and NW.

SECTION 7

Deposit Types

7.0                               DEPOSIT TYPE

The West African Lower Proterozoic greenstone belts have produced world-class gold deposits, such as the Obuasi mines of Ashanti Goldfields Corp. in Ghana that have been in continuous production since 1897.

The Wona and Nyafé deposits are part of Semafo’s Mana gold project located approximately 110 km to the north of Djarkadougou in the Houndé belt. The Wona deposit lies along a contact between volcanic and sedimentary rocks, whereas mineralization at Nyafé is associated with narrow shear-hosted structure in volcanic rocks. Mining of the two deposits with reserves and resources estimated at 13.8 Mt grading 2.71 g/t Au (Semafo, 2007) is scheduled to start in 2008.

Another large gold deposit mined in Burkina Faso is the Filon Plaine at the Poura mine, located in the Boromo greenstone belt, 115 km to the northeast of the Bondi property. More than 600,000 oz of gold have been extracted at Poura since the 19th century, with mining at an industrial scale from 1939 to 1996.

The primary gold deposits occur in the sedimentary and volcano-sedimentary formations that have undergone multi-phase deformation. The gold deposits in West Africa have been classified into the following types:

1.     Structurally-controlled, epigenetic lode or stockwork mineralization related to major shear zones with native gold and polymetallic sulphides (Poura, Burkina Faso; Kalana, Mali);

2.     Structurally-controlled, epigenetic lode or stockwork mineralization related to major shear zones and characterized by the inclusion of gold in the crystals structure of the sulphides, often locked in arsenopyrite (Ashanti type: Obuasi, Ghana);

3.     Syngenetic, stratabound deposits hosted in tourmalinized turbidites (Loulo, Mali);

4.     Disseminated sulphides hosted in volcanic or plutonic rocks (Syama, Mali; Yaouré, Ivory Coast; granitoid-hosted Ayanfuri, Ghana);

5.     Paleo-placer deposits: auriferous quartz-pebble conglomerates (Tarkwa, Ghana); modern placers (eluvial, alluvial).

A direct spatial association has been observed between major shear zones and the deposits on the Djarkadougou permit. The classic shear-hosted quartz, sericite schist gold mineralization model (Type 1) appears to apply at Djarkadougou.

SECTION 8

Mineralization

8.0          MINERALIZATION

The gold mineralization at Djarkadougou is chiefly associated with a N to N-NE striking, sub-vertical shear zone array, accompanied with discrete shears splaying off along 330/60°E, 000/90° and 035/80°E. The system has been interpreted as a dextral shear zone with second- and third-order shears. The individual shear corridors are 5-50 meters wide.

The mineralization lies in a shear zone cutting across the eastern contact the Tarkwa sedimentary trough with the Eastern Volcanic domain and is in close spatial association with mafic and intrusive bodies. Zone 2 is situated west of the Bondigui batholiths and east of a circular magnetic anomaly in the Tarkwa domain which could reflect a buried intrusive stock (Kerr, 2004). If this is correct, Zone 2 is situated in a structural shear corridor between two rigid intrusive bodies.

The deposits strike N-NE (016°) in the Zone 2 area and N-S in the Zone 2 South area, whereas SE deposits strike NW. Zone 2 was delineated over 800 m (2800N-3600N) and a zone to the south, slightly offset from the direct extension of Zone 2 and referred to as Zone 2S, was traced over 300 m. After a gap with Zone 2, Zone 2N was recognized over a strike length of 200 to500 m. In the same are lies Zone 2SE with easterly dip. (Figure 16.16)

The mineralized structures commonly split into sub-zones separated by a lower-grade area. The contacts of the mineralized zones are fairly sharp, but they are enclosed in a wide halo of diffuse mineralization. Higher-grade shoots are interpreted from geological modeling to plunge at 46-60° to the North. A fault breccia is commonly found in the center of the mineralized shear.

The gold mineralization is associated with multi-stage quartz-pyrite veining hosted by quartz-feldspar-porphyry, sheared arenite-argillite and mafic dykes.

The mineralization is characterized by alteration that manifests itself by silicification, sericite, carbonate (ankerite) and hematite, with occurrences of finely disseminated pyrite. The sulphides abundance amounts to 1-2% (locally 5-10%) and are dominantly represented by pyrite, with subordinate arsenopyrite and chalcopyrite. Veins and veinlets ranging from 0.1 to 1.0 m found with the alteration in the shear zone form mineralized bodies up to 24 m wide. The overall proportion of vein material is rather low at about 5%, and not exceeding 10% by volume, including late barren white bull quartz veins. The gold is finely disseminated within the host rocks throughout the pyritized and silicified shear zone and in the quartz veinlets and a good correlation is observed between the gold grade and the presence of pyrite. (Taner 2004)

SECTION 9

Exploration

9.0         EXPLORATION

Many detailed works were conducted by Orezone in the last two years in preparation for the resource estimate and a pre-feasibility study. The work included detailed field mapping and sampling, geophysical surveying to generate new drill targets, as well as bulk density determinations. Destructive and core drilling followed in order to investigate the new zones and better define the known deposits.

Indeed, the recent drill program has tested a new mineralized zone (2 NW) discovered 80 m to the west of Zone 2N. This zone stretches over some 225 m and has been investigated so far to an average depth of 75 m.

Orezone is in the process of initiating a pre-feasibility study on Djarkadougou. To this end, additional large diameter holes will be drilled to complete metallurgical tests and rock mechanics studies. An environmental study will also be carried out.

A summary of the main exploration activities by Orezone in 2006-2007 is provided in Table 9.1.

Table 9.1 – Exploration Activities Completed by Orezone

	•	IP gradient survey, 50 km over 100 by 50 m grid;
	•	High-resolution resistivity survey, 38 km over 50 by 10 m grid;
	•	Re-processing of airborne magnetic and radiometric data;
	•	Mapping and sampling (72 samples) of all the prospective zones on the permit;
	•	Termite mound sampling, Zone 2W (58 samples);
2006-2007	•	Manual trenching: 14 trenches totalling 907 m with 487 samples collected;
	•	Pit excavation: 44 samples collected in 14 pits sunk into Zone 2S;
	•	RC drilling: 3 phases totalling 186 holes for 11,019 m;
	•	Core drilling: 2,746 m in 16 holes;
	•	Specific gravity determination: 5 pits excavated to calculate bulk density;
	•	Airborne photogrammetry survey, construction of Digital Terrain Model;
	•	Survey of the hole collars using a Total Station instrument.

SECTION 10

Drilling

10.0      DRILLING

10.1      Introduction

The RC method has been widely used by Orezone for the exploration and definition drilling of the deposits.

However, the proportion of core holes to the total drilled into the deposits is close to 18%, which is generally considered in the mining industry as sufficient to validate the results from destructive drilling. In addition, oriented core provides geological and structural data on the deposits.

The holes were drilled by Canadian contractor Boart Longyear with an office in Ouagadougou. RC drilling commissioned by Orezone was carried out with a 5-inch hammer bit. Diamond drilling was done with rigs equipped with a conventional core barrel to retrieve HQ (63.5 mm) core, reduced to the NQ (47.6 mm) diameter in the lower part of the hole. When water was encountered, the upper portion of the hole was reamed and the hole was completed by core drilling.

Recoveries in the RC holes are based on sample weights and have been calculated by Orezone to be typically 95 to 100% of the material expected. The core recovery averages 90% in the rocks in the saprolite and transitional zones and 98% in the primary zone. Met-Chem considers these recoveries as very good.

The RC and core holes have largely been drilled against the dip of the mineralized zones. Most of the holes have been drilled toward the west (270 and 286) and the east (090 and 106) at a plunge of -45° (-50°). The depths of the core holes range from 80 to 377 m and the RC holes were drilled to depths of 20 to 151 m. The final drill pattern was generally achieved at 25 by 25 m spacing in the deposits for which the resource is estimated.

Met-Chem considers the sub-vertical mineralized zones are reasonably well determined by the generally tight hole spacing (25 m) of the holes and the control on the deviation achieved by the down-hole surveys.

Five large-diameter holes were drilled to collect geotechnical and metallurgical data.

10.2      Hole Planning, Site Preparation and Set-Up

The procedure followed by Orezone to plan new RC holes starts with the project geologist laying out proposed holes with the help of maps and sections drawn with MapInfo-Discover and Gemcom software. The recommended holes are revised by Orezone’s Vice President of Exploration and Exploration Manager. Finally, the drill program is discussed, agreed upon and lastly double-checked by the project geologist in an attempt to eliminate all errors.

A hand-held GPS is used to locate and prepare the pads for the planned holes. The hole collars are spotted in the field and pegged using a Differential Global Positioning System (DGPS). The field geologist uses the DGPS to mark the fore and back sights using pickets for drill rig alignment and orientation purposes. The geologist assists the positioning of the drill and checks the requested dip angle.

Once drilled, the casing was surveyed using a DGPS. The DGPS accuracy is validated on a known control station and 10-cm accuracy is sought. Finally, Orezone had virtually all the drill holes re-surveyed with a Leica Total Station instrument. A series of geodetic stations tied to the national grid system had been set up by contractor La Boussole of Ouagadougou on the property in order to build a network of control survey stations.

The planned and final collar coordinates are transferred into the database as “collar” files.

10.3      Deviational Survey

An Orezone crew conducted the down-the-hole deviational surveys in the open RC holes after drilling was completed. Readings were taken at 25-m increments starting at 6 m below the collar. Readings in core holes are taken once or twice a day with the instrument positioned 6 m ahead of the drill string to avoid magnetic interference. If the distance between successive tests exceeds 30 m, rods are removed to take additional reading and maintain on average 25 m between successive readings. The path of the holes was surveyed using a Reflex instrument that measures several parameters, among them the plunge and the three components of the magnetic field, and relies on a compass to read the azimuth. The azimuth angles are validated by the measure of the intensity of the magnetic field, which indicates whether the compass readings were affected by local magnetism and by taking two measurements at each location as a way of detecting erroneous readings.

The hole deviation at Sega is typical of most projects where the vast majority of the holes flatten with depth and wander off section to the right of a straight line. A hexagonal core barrel was used in the recent holes to minimize deviation.

Even though state-of-the-art technology, the instrument occasionally produces some obvious incorrect results. However, these spurious readings can be filtered out and the deviation path can be calculated. In Met-Chem’s opinion, the method adequately determines the position of the samples from which the true widths of the mineralized structures is defined and the resources calculated.

10.4      Hole Logging Procedures

10.4.1   Core Logging

The core is recovered by the drillers and stored in boxes with wooden blocks inserted after each run to indicate the depth. A technician calculates the Rock Quality Designation (RQD) factor at the drill. At the end of the shifts, the boxes are closed and transported to a new, covered but not enclosed storage area at the camp of Djarkadougou. Prior to logging, the core pieces are fitted together in order to check the depth markers placed by the drillers and possible core mix-ups, and to calculate the core recovery. The reference line of the oriented core is drawn from the spear imprint and the geotechnical parameters are logged. The core is placed back in the boxes to clearly display the line of reference or the angle between the dominant fabric (bedding, foliation) and the core axis. Then the lithological contacts, the structural features, the mineralized zones and the samples are marked up.

The following information is recorded in the core logs in an Excel spreadsheet:

•	Geology:	Lithology, Colour (using a standard soil colour chart), Texture, Grain size, Weathering (oxide/semi-oxide, transition, fresh), Alteration, Quartz veins, Sulphides, Mineralogy;

•	Structure:	AZ and dip of S0, S1, shear, fracture, joint, infill, colour, thickness, bedding, crenulation, veins, quality of the measurement, geologist, date;

•	Samples:	Number (allowing for the control samples), Weight, Mineralogy and abundance (volume %) of Veins and Mineralization;

•	Geotechnical:	Rock strength, weathering, joint sets with type, count, angle, roughness, alteration, infill, roughness.

Hydrochloric acid is systematically used to test the presence of carbonate in the core and the results are recorded in the drill logs.

All the core boxes were photographed before the core was marked and cut for assaying. The photographic records were downloaded as individual computer files.

All drill core is laid out in clearly marked one meter long wooden and galvanized metal boxes stored in racks at Orezone’s storage area at Djarkadougou.

10.4.2    RC Chips Logging

The chips are logged at the drill and the bags containing the RC chips are transported from the drill to Orezone’s storage area at Djarkadougou where they are weighed to estimate recovery, and submitted to magnetic susceptibility measurements. The detailed description of the cuttings is done in a manner similar to the core.

The RC chips left after sampling are saved in plastic bags at the Djarkadougou storage area. Small samples of screened and washed chips from all the 1-m runs are saved in clearly labelled plastic boxes (chip boxes) bearing the assay results for the mineralized intercepts.

All measurements in the field, the parameters related to geological and geotechnical logging and sampling of the RC and core holes were captured directly in fixed forms with menus on an Excel platform loaded in handheld computers, to eliminate description and transcription errors. All features were logged using standard codes. The logs were checked daily by the project geologist for completeness and accuracy.

10.5      Verification by Met-Chem

During the field visit to Zones 2, 2S and 2N, the site of 28 RC and 10 core holes, 3 trenches and 1 outcrop were examined by Met-Chem. A total of 16 measurements using a hand-held GPS and a Brunton compass were taken. The coordinates of the collars of the holes observed and measured in the field, as well as their orientations, matched Orezone database entries and the plots on the sections. The differences between the GPS coordinates and the database’s were within the accuracy of the instrument used.

The drill hole collars are clearly marked by a PVC tube set in a concrete slab inscribed with the hole number. A few PVC tubes were broken by passing vehicles used during the drill programs or partly burnt or melted by bush fires.

The core from 6 holes drilled into the different deposits of Djarkadougou were selected by Met-Chem for examination and laid out by Orezone staff. The metreage on the depths markers in the core boxes generally corresponded to the actual depth of the holes and the core lengths. The lithology or mineralization contacts checked matched the information reported in the drill logs. In most cases, mineralization visually matched the assay results.

However, Met-Chem noted that some of the wooden blocks used by the drillers to mark the end of the core runs are too large and tend to be shifted in the boxes during handling. A few blocks in BDD040 (84-96 m) were out of place, or BDD041 (box 33).

One sample interval at 88.5-87.0 in BDD040 (478069) seems to start at 88.3 m according to the depth markers. A difference between the lengths of sample 478074 in the same hole as recorded and observed in the core.

Met-Chem checked the chips from 20 RC holes drilled into the different deposits of Djarkadougou. Alteration or sulphide content was checked against the logs for the mineralized intervals. The gold grades and sample depths for the RC chips generally corresponded well, except in a few cases (Au values in 78-84 m interval of hole BRC098). A few minor mistakes in the RC chip boxes were found (14-34 m in RC hole BRC100). No discrepancies were found by Met-Chem between the observations on the chip samples and the entries in the database.

The pulps are also saved on site. Met-Chem noted that some of the individual bags were saved in larger polypropylene bags bearing the wrong number for the sample series (samples numbers with first digits of 121 labelled as 135). However, these mistakes only made it a little more difficult to find the pulps Met-Chem was looking for, since the numbers of the individual samples seemed to be correct and followed proper sequences.

Met-Chem believes the errors found are neither widespread nor systematic and should not significantly jeopardize the integrity of the database or impact on the resource estimates.

SECTION 11

Sampling Method and Approach

11.0        SAMPLING METHOD AND APPROACH

11.1        Introduction

Each core or RC sample is given a unique identification number by numerical order, rather than setting aside specific series of numbers for different projects or sample type, thus reducing the risk of errors. The numbers attributed to the field samples incorporate the pre-determined numbers assigned to the Quality Control (QC) samples, according to the procedure outlined in Section 13.3.

No drilling activities were taking place at the time of Met-Chem’s visit in June, 2007.

11.2        Reverse Circulation Drilling

The RC samples are systematically collected every meter, for the entire length of the holes. The material from the cyclone underflow is placed in polypropylene bags labelled with the sample identification and hole numbers.

The samples averaging 20 to 35 kg are transported to the storage area where they are reduced by single-stage riffle splitters to obtain 5 kg sub-samples. The field duplicates are prepared at this stage and inserted into the sample stream. The splitter is cleaned after each sample with a brush and a fan. The damp samples are dried in the sun. The rejects for all the samples are kept until assay results are available. Then, all the samples carrying more than 100 ppb of gold are saved at the campsite in thick polypropylene bags and the others are discarded. The samples containing about 500 ppb Au are also discarded if they are located outside of the mineralized envelope.

The 5 kg samples are transported in rice bags to the Orezone’s warehouse in Ouagadougou. The following information is entered into the sample book and tabulated in computer files: Date, Hole-ID, Interval, Sample Number, Number of Samples, Sampler, and Type of Analysis requested.

The coarse reject RC sample bags are saved on a concrete slab, under a covered area in piles wrapped in thick plastic sheets tied down with ropes, as well as in an enclosed building. The slab of the storage area is on slightly elevated ground to prevent rainwater runoffs to affect the bags at the bottom of the piles.

Sorting of the RC samples was taking place at the time of Met-Chem’s visit. Met-Chem noted that some of the bags in the covered storage area had been damaged, broken open or punctured by the elements and by handling, and were being discarded.

11.3        Diamond Drilling

The sample intervals are usually chosen at 1 m lengths by the geologist, after adjustments with the contacts of the mineralized intervals (based on alteration, sulphides content) and the lithological units. The sample intervals are lengthened in the sections of reduced core, poor recovery or for the ones selected for field duplicates in order to obtain enough material (2 kg) for assay purposes.

A diamond blade rock saw is used to cut the core lengthwise, along the reference line of the oriented core, or following a line drawn by the geologist across the dominant fabric. The core is washed before logging and the rock saw does not use re-circulated water. The technician responsible for sawing the core adds a note in the assay book if visible gold has been observed on the cut surface, for validation of the analytical results.

One half of the core, always the same marked with the barbs of the reference line, is weighed and submitted to analytical work while the second half is retained as a reference sample. A stub from the assay book is placed in the bag with the sample to be sent to the laboratory. Another stub is left underneath the core at the end of the sample interval. The sample numbers are also written on the boxes with a felt marker.

The two types of metal (NQ core) and wooden (early hole and HQ core) core boxes are used and stored in core racks inside the covered area. The core pulps are saved in thin black grocery bag doubled up by thick clear plastic bags. Met-Chem observed that some of the bags were damaged.

11.4        Field Checks by Met-Chem

Since core sawing was under way at the time of the visit, Met-Chem noticed that the technician properly followed the procedures set by Orezone. The core was cut along the line marked by the geologist and the same halves were systematically returned to the box and the sample bags.

SECTION 12

Sample Preparation, Analysis and Security

12.0        SAMPLE PREPARATION, ANALYSIS AND SECURITY

12.1        Introduction

Partly to answer Orezone’s needs, new laboratory services became available in Ouagadougou in 2005-2006. Sample preparation, BLEG analyses and fire assaying are offered at Abilab’s facilities. SGS acquired and expanded the QPS preparation facilities, and later started fire assaying and BLEG analyses. A new preparation facility opened under the name of BIGS Global, and a laboratory with fire assay and BLEG capability was under construction at the time of Met-Chem’s visit.

This has resulted in shorter turnaround time and easier supervision by Orezone of the quality of the services performed by the laboratories.

12.2        Sample Preparation

The 5 kg RC and 2.5 kg core sub-samples are shipped from the site to Orezone’s warehouse in Ouagadougou with a shipment form filled by the project geologist. The information provided includes the project number, sample type, weight and interval, as well as a request for inclusion of the QC samples other than the field duplicates. The form is sent by e-mail and as a paper copy.

Upon receipt at Orezone’s warehouse, the samples are checked against the list, sorted and verified for spilled, mislabelled or missing samples before being shipped to a lab for preparation. The samples are returned to the warehouse and then riffle split to 2 kg (for BLEG analyses) or 500 g (for Fire Assays) and can be used as original samples, blind duplicates and Lab Aware duplicate samples. The remaining portion is stored for future reference. The combined field and QC samples are dispatched to the various laboratories for analysis. A submittal form indicating the batch and samples numbers, the number of samples and of bags accompanies the samples to the laboratory.

The three sample preparation facilities in Ouagadougou used by Orezone were visited by Met-Chem. Some details can be found in Section 13.5.1 of this report, but they essentially use the same methodology.

After drying, the entire 5 kg sample is crushed to 6 mm and ground in a vertical continuous Keegor disc pulverizer to achieve 75-95% passing 75 microns.

A chart illustrating the sample preparation procedure is provided under Appendix C.

Several steps are taken in order to prevent sample-to-sample contamination at the preparation stage. The sample bags are emptied into metal pans that have been blown clean with compressed air. The samples are recovered at the underflow of the pulverizer in a clean pan lined with a single-use thin plastic bag, at Orezone’s request. The saved fraction will be left in this bag inserted into a new, thick plastic bag. The apparatus is cleaned by feeding it barren material and by using vacuum and compressed air. Met-Chem agrees these precautions are adequate.

The QPS preparation facilities were used by Orezone until it was taken over by SGS in October 2006. This was discussed in Met-Chem’s report (November, 2004). The QPS preparation facility was visited by Y. Buro, Eng. on June 27, 2005 while conducting a site visit for the Sega project (Met-Chem, February 2006). The facilities were found to be rather dusty, as the dust extraction system in the room hosting the pulverizers was not effective, but no evidence of contamination was indicated by the control samples.

12.3        Sample Analysis – Analytical Procedures

The RC samples were analysed using the BLEG technique on 2 kg samples until February 2006 when the LeachWELL® accelerated cyanide extraction process was adopted.

The assays of the BLEG tails from the samples submitted to Abilab in Ouagadougou, unlike those from the laboratories previously used in Ghana, show significant gold grades, suggesting a cyanide extraction ranging from only 40 to 90%, with an average in the order of 65%. To counter this, in March 2006, Orezone decided to use the more aggressive LeachWELL® cyanidation process for all the projects. Gold recoveries of 80-85% are achieved by the LeachWELL® process.

The samples were sent to Transworld Laboratories in Tarkwa, Ghana and subsequently to SGS and ALS Chemex (Abilab). All use basically the same procedure (Appendix D). Samples weighing 2 kg were analyzed using bottle roll cyanide leach. The samples are poured into a bottle with water, a leaching solution and LeachWELL® tablets and then they are placed on a roller for twenty-four hours. LeachWELL® is a catalyst formulated to increase the dissolution rate of gold in the samples. The gold is dissolved through formation of its cyanide complex, which can be concentrated through the process of solvent extraction. Gold content in the solution (liquor) is determined using atomic absorption analysis. For all the samples having liquor grade over 500 ppb Au, the tail is washed, dried and a 50 g charge is split and submitted to fire assay.

The laboratories provide the assay results on electronic text files. The original files are saved “as received” in a global database by Orezone’s GIS (Geographic Information System) geologist. A copy is transferred into Excel files and the blank cells are removed and the “less than” signs are replaced by a negative number to be saved as a “sampling” file. The assay results are automatically merged with the drill logs using the VLOOKUP worksheet function of Excel. The sample intervals in the “From” and “To” fields are cross-checked by applying formulas.

It has to be stressed that the vast the majority (about three quarters) of the assay results used for the resource estimates of the Djarkadougou deposits derived from 24-hour cyanide leach on 2 kg samples. Consequently, the mineral resources may have been underestimated by these RC and core holes since the 2006 results suggest that the gold grade of the samples may be higher.

12.4        Specific Gravity Determination

Specific gravity determinations were performed by Orezone using the “weight in air / weight in water” technique. Lengths of split core averaging 10 to 15 cm were used. One sample was systematically selected in each core box, or two if different lithologies had been encountered.

The results from 3,130 measurements were provided by Orezone in the database used to estimate the resources. The values range from 1.228 to 4.811, with two erroneous values caused by a misplaced decimal point (0.167 and 0.176) in the weight measurements. Table 12.1 presents the average density values used in this resource estimate.

Table 12.1 – Typical Density Values

Rock Type	Alteration Facies	Typical Density Values (tonne/m3)
Sedimentary	Oxide	1.717
	Transitional	2.171
	Fresh	2.766
Mafic Intrusive	Oxide	1.616
	Transitional	2.197
	Fresh	2.934

The results of the calculations by Orezone were used to code the three-dimensional solids in the block model in order to calculate the density values, and a search ellipsoid was used to interpolate the values.

Five pits of 1 cubic m were also dug in the barren sediments (1) and the mineralized porphyry (4) to provide a large volume of rocks to calculate the bulk density in the oxide zone.

The figures correspond to specific gravities calculated for deposits of similar types and settings in Burkina Faso and elsewhere in West Africa.

Met-Chem believes the procedure and number of determination performed so far are adequate to generate factors that fairly represent the true specific gravity of the rocks in the various parts of the deposit.

12.5        Sample Security

The RC samples and the drill core retrieved by the drillers are collected and handled at the drill site by Orezone personnel. The samples are transported to the storage area in Djarkadougou, split and sent to the Orezone warehouse in Ouagadougou. The storage area is fenced and security is provided on a permanent basis by a watchman. The warehouse in Ouagadougou is an enclosed building. From there, the samples are checked, sent to the preparation facilities in Ouagadougou and returned to Orezone’s warehouse. Finally, the samples are dispatched to the analytical laboratories. The samples are continually under the direct control of Orezone, who monitors the preparation and shipment of the samples. This ensures reasonable chain of custody by Orezone from the drill sites to the analytical laboratory.

SECTION 13

Data Verification

13.0      DATA VERIFICATION

13.1      General

The Quality Assurance program employed at Djarkadougou consists of a quality management system covering all stages, from the exploration activities to the resource estimation, and designed to involve all employees.

The system starts with the recording of all field data into hand-held computers and then the downloading of this data into the mainframe computer. The database is checked for errors at different levels, from the field office to the head office in Ottawa. The master database is managed by a GIS geologist in Ouagadougou.

As was planned by Orezone and was one of Met-Chem’s recommendations in 2004, Orezone started using a data management system (DataShed) that reads and directly merges data from different sources and then transfers them to mining programs such as Gemcom. One of the benefits of the software is that it limits the data manipulation to a minimum and does a number of cross validations. However, Orezone stopped using the software after 14 months due to lengthy commissioning problems, limited system adaptability and costly maintenance fees. Orezone is currently implementing a new data management system using SPAD and SQL database server.

Monitoring the analytical results relies on the use of control samples included by Orezone and by the laboratory. Met-Chem performed spot checks on the database and on the results obtained by Orezone’s QC samples.

13.2      Database Validation

13.2.1   Validation by Orezone

The data acquisition of all the field data relies entirely on the use of hand-held computers loaded with commercial and in-house software. The data captured by all the electronic instruments (computers, GPS, survey) are directly downloaded into the mainframe computer.

The database is first checked for errors and validated on site by the project geologist using the built-in validation modules of the different software and plotting the data using MapInfo and Gemcom. The information is then transferred into the master database managed by a GIS geologist in Ouagadougou. Additional checks are carried out by the GIS geologist, the exploration vice president, exploration manager, and the QA person in Ouagadougou, and the resource geologist in Ottawa.

The information is saved in different files, mostly built as Excel spreadsheets, but Orezone is switching to Microsoft Access software with a direct link with MapInfo. The data in the master database can be easily tracked by project number, date and activities. Orezone tracks the samples by recording the project, job and certificate numbers, with the dates at the different stages followed by the samples. The maps and the original signed laboratory certificates are saved and the old files are archived.

The integrity of the database is protected by restricted access, transfer of data using the VLookup function, filters and control formulas of Excel, validation by Gemcom and visual examination of the data. The IT personnel keep backups of the data in different buildings.

13.2.2   Verification by Met-Chem

Met-Chem verified the database in Ouagadougou and in Montreal and found a few minor errors, such as:

•                                Two erroneous values for the specific gravity measurements (0.167 and 0.179) caused by a misplaced decimal point were found in the density database (GD_GCDB78.mdb);

•                                Dates of start and finish for holes BDD036 and BDD037 drilled in 2006 shown as September 9, 1999. Hole BDD038 recorded as started in March 26 and finished on March 01, 2006. Tag 121164 appeared to be missing in the box of hole BRC148D;

•                                In Met-Chem’s opinion, these errors are minor and not very common in Orezone’s database and should have a negligible impact on the resources estimates;

•                                Met-Chem did a random check of some original assay certificates. No discrepancies were found in the assay numbers or results between the laboratory certificates, the database entries and the drill sections.

13.3      Quality Control of the Laboratories

13.3.1   Introduction

Since 2006, a sophisticated QA-QC system has been in place, with Mr. Laurent Coulibaly as a dedicated specialist responsible to monitor the program for Orezone. In addition to monitoring the current laboratory results, Mr. Coulibaly has started reviewing the results obtained in previous years, with a plan to revise all data back to the year 2000.

The QA-QC system implemented by Orezone includes the insertion of blind standards, blanks, field and pulp duplicates into all the sample batches to monitor the performance of the analytical laboratories (Table 13.1). A total of 5% of control samples were added to the project samples before February 2005, and twice that many after that date. Some commercial certified standard materials were also used as control samples for the fire assay.

Table 13.1 – Control Samples Inserted with the Field Samples

	Control Sample	Quantity
In-House	Blank	2%
	Standard	2%
Duplicate	Field	2%
	Pulp	4%
	Lab-Aware Pulp	10%

In addition to the control samples added by Orezone, the laboratory is requested to implement analysis on a pulp duplicate collected every 10 samples in the sequence. These samples are referred to as Lab-Aware (LA_PD) and are designed as a test against the blind duplicate samples inserted by Orezone.

The type and location of the control samples in the sample stream has been determined on the basis of randomly generated numbers. In this system, a control sample of pre-determined type is intercalated each time the last three digits in the sample numbering sequence correspond to these random numbers. Fifty random numbers between 1 and 999 were used before February 2005, and this was changed for a series of a hundred random numbers out of 1,000 after 2005 (Appendix E). The procedure insures the absence of bias that could be introduced by the geologist into the location of the control samples. However, this system results in a larger proportion of control samples located in waste material, where they provide limited information.

Orezone used a fail-pass criterion for their QA-QC that is based on the error rate for each laboratory certificate. The score is calculated as the percentage of the number of rejected QC results over the total numbers of control samples in the certificate. A score of 0 – 5% is considered by Orezone as a pass rate and a score from 5 to 25% is regarded as a marginal rate. The batches returning a score exceeding 25% are rejected and re-analysed, provided the rate is calculated on a statistically significant number of control samples.

Met-Chem carried out spot checks in a database containing 2,173 control samples, inserted by Orezone in the RC samples from January to April 2006 as indicated in Table 13.2.

Table 13.2 – Control Samples in the Database Checked by Met-Chem

	Control Sample	Quantity
In-House	Blanks	233
	Standards	234
Duplicates	Field	196
	Pulp	388
	Lab-Aware Pulp	1,122
	Total	2,173

All the samples in this database have been sent to Abilab Afrique de l’Ouest SARL (ALS Laboratory Group), Ouagadougou.

The criteria used by Met-Chem to test the general performance of the control samples are those generally accepted for certified control samples in the mining industry. The examination by Met-Chem is only meant to provide a general idea on the performance of Orezone’s control samples. Consequently, the data was not broken down by certificate or zones in the Djarkadougou permit. This analysis is a complement of the observations made by Met-Chem while discussing and examining some results from Orezone’s QA-QC program at the office in Ouagadougou during the site visit in June 2007.

13.3.2     Blanks

Sterilized RC chips from the Orezone projects are used at Djarkadougou. Several hundred kg of RC chips have been pulverized, homogenized by the preparation laboratory and by Orezone, using a concrete mixer, prior to the field campaign. The material is bagged, clearly labelled and stored at the Orezone facility in Ouagadougou. The blanks that match as best as possible their colour with that of the adjacent samples are selected.

Blanks help monitoring the carry-over contamination and improper sequencing of samples during sample preparation and analysis. The random insertion of blanks is a more robust test of the laboratory. However, to fully serve their purpose, some blanks should be inserted within or immediately following visually identified high-grade samples. In addition, the blanks should be prepared with the field samples from barren crushed material similar in appearance to RC chip samples.

A factor of twice the detection limit in 80% and 90% of the cases is commonly used in the industry as a fail-pass threshold for the certified coarse and pulp blanks, respectively. In addition, the mean should not exceed the value of the detection limit. Orezone applied a threshold of five times the detection limit, considering they are not dealing with certified blanks.

The database checked by Met-Chem contained 233 blanks inserted by Orezone with the RC samples from Djarkadougou.

A striking feature observed by Met-Chem is the coincidence of poor performance of the blanks with specific laboratory batches. An average of 16.9 ppb Au was obtained from the 41 blank samples analysed on March 8, 23 and 25, 2006 (Lab_Job_Date). To a lesser extent, the batch analysed on April 29, 2006 had the same problem, with 17 samples averaging 4.7 ppb Au. The source of the discrepancies occurring during these few days and the impact on the final results for these sample batches should be investigated by Orezone, if this has not been done.

If these 41 samples are eliminated, the 192 remaining samples yield an average grade of 1.7 ppb Au and 49 (25.5%) exceed
2 ppb (twice the 1 ppb detection limit), which is slightly over the 20% limit generally accepted in the industry for the certified coarse blanks. Alternatively, 15 blanks (7.8%) exceed Orezone’s rejection threshold of 5 ppb (five times the 1 ppb detection limit), which is acceptable.

13.3.3     Standards

The standard reference materials (“STD”) used at Djarkadougou for insertion with the BLEG samples are prepared from lithologies encountered on the Orezone properties (Table 13.3) Details on the origin and statistics of the standards are provided under Appendix F.

As with the blanks, several hundreds of kg of the various standards have been totally pulverized prior to the field campaign, bagged, clearly labelled and stored at the Orezone facility in Ouagadougou. The sampling geologist makes a selection of the standard based on the colour match of the standard with that of the adjacent samples.

A few commercially available certified standard reference materials were used for control of the fire assay results.

Table 13.3 – Expected Values of the In-House Standards Used by Orezone

STD ID	Expected Values (ppb Au)
	Mean	Min.	Max.
STD1	895	495	1,295
STD2	26	18	33
STD3	2	0	10
STD4	748	713	784
	1,330	1,145	1,514
STD6	-1	-1	10
STD7	1,562	1,485	1,640
STD8	51	32	70

The limits of the mean plus/minus two standard deviations are commonly used in the mining industry for certified standards and the samples should be within these limits 95% of the time. Orezone applied the more rigorous fail-pass threshold at the mean plus/minus one standard deviation for the standards. The database checked by Met-Chem contained the results for 234 in-house standards inserted into the RC samples from Djarkadougou. Some of the results are illustrated by charts presenting the assays through time.

STD1 is found once in the database checked by Met-Chem with a value of 188 ppb. The expected values for this standard are 895 ± 400 ppb Au.

STD2 was introduced 14 times in the checked database. The expected value for this standard is 26 ± 8 ppb Au. The assay results stand between 11 and 34 ppb Au, yielding a mean of 24.2 ppb Au. A total of 3 assays exceed the acceptance limit of ‘the mean plus/minus one standard deviation’. Only 1 assay exceeds ‘the mean plus/minus two standard deviations’, which slightly exceeds the 5% maximum acceptable occurrence for certified standards. The performance of STD2 is fine in this very limited data set.

STD3 is a blank. The 29 assays in the checked database range from 0 to 26 ppb Au, but are mostly between 0 and 6 ppb. The mean is 4.2 ppb, which is high. A total of 4 assays are over 5 ppb Au (5 times the detection limit) and 14 assays (48.3%) are over 2 ppb (twice the detection limit). The results from this limited data set are not outstanding.

STD4 has 69 occurrences in the database. The expected values for this standard are either 748 ± 35 or 1,330 ± 185 ppb Au. Two assays at -1 and 13 ppb Au, and six assays ranging from 2,029 to 3,267 ppb Au are considered as outliers, possibly the result of improper sequencing of the samples (Figure 13.1). The -1 ppb Au returned for STD4 was analysed on April 29, 2006 (in a batch with problems in the blanks as well), whereas five of the high outliers are part of the same batch analysed on March 16, 2006.  The mean for the 61 remaining assays is 901.4 ppb, which is within the limits of the expected values, and the range varies from 348 to 1,667 ppb Au. A total of 13 assays (21.3%) are over ‘the mean plus/minus one standard deviation’. 6 assays (9.8%) are over ‘the mean plus/minus two standard deviations’, which exceeds the industry threshold of 5%. The analytical results from STD4 in this data set show a rather high variability. The source of the exceptional values obtained in the March 16 and April 29, 2006 should be investigated, if this was not done yet. The use of STD5 was discontinued in January, 2006 and therefore no analytical results are presented.

Figure 13.1 – Orezone Standard STD4 - Analytical Results

STD6 is actually a blank occurring 93 times in the database checked by Met-Chem. After removing 2 outliers (615 and 837 ppb Au), possibly due to improper sample sequencing, the mean (for the 91 remaining assays) is 2.6 ppb, which is a little high. The results generally vary from 0 to 3 ppb, with a maximum at 60 ppb Au. A total of 4 assays (4.4%) are over 5 ppb (five times the 1 ppb detection limit), whereas 14 assays (15.4%) are over 2 ppb (twice the detection limit). The performance of this blank is acceptable, although not outstanding.

STD7, with an expected value of 1,562 ± 77 ppb Au, had only 7 results available in the checked database. The mean is 1,613.9 ppb, which is within the expected value. However, the assays range from 1,242 and 1,883 ppb Au. A total of 2 samples are outside “the mean plus/minus one standard deviation”. No sample is outside “the mean plus/minus two standard deviations”. The performance of this very small population of standards is good.

STD8 appears 21 times in the checked database. Its expected value is 51 ± 19 ppb Au. Once 2 outliers (2 and 108 ppb Au) are removed, the mean for the 19 remaining assays is 65.5 ppb Au, which falls within the range of the expected values. A total of 5 samples (26.3%) are outside “the mean plus/minus one standard deviation”. One sample is off “the mean plus/minus two standard deviations”. The performance of this standard is acceptable, in spite of a definite positive bias (Figure 13.2).

Figure 13.2 – Orezone Standard STD8 - Analytical Results

Generally, the results from the standards examined by Met-Chem show a performance that is not outstanding. However, a higher variability can be expected from these in-house standards than from commercial certified reference materials.

13.3.4     Duplicates

Duplicate samples are analysed in order to test the reproducibility of the gold grades and potential sample mix-ups. The duplicates measure the cumulative sample heterogeneity, sample preparation and analytical errors. Coarse rejects duplicates carry a larger variability than the pulp duplicates.

Two fail-pass thresholds are commonly used in the industry. For the samples whose mean of the individual pairs is less than 15 times the detection limit, 90% of the pairs should have a difference less or equal to 3 times the detection limit (coarse duplicates) or twice the detection limit (pulps).

For the samples whose mean equals or exceeds 15 times the detection limit, 90% of the pairs should have a ‘difference over mean’ ratio less or equal to 20% (for the coarse duplicates) or less or equal to 10% (for the pulps). In addition, the difference between the mean of the original assays and the mean of the duplicates assays must be 5% or less.

Orezone’s fail-pass criterion applied to the duplicates, either pulps or coarse, is based on the calculation of the variance and the acceptance if the bias between the two is less lower than 25%.

The database used by Met-Chem for a spot check contained 1,706 duplicate assays of samples from the Djarkadougou RC holes.

The Field Duplicates were available 196 times in the checked database (Figures 13.3 and 13.4). A total of 112 individual pairs of original and field duplicate assays had an average below 15 ppb Au (15 times the 1 ppb detection limit). Within that group, the difference (absolute value) between the duplicate and the original assays for 17 pairs (15.2%) exceeded the value of 3 ppb Au (3 times the 1 ppb detection limit for coarse duplicate), which exceeds the 10% threshold commonly used in the industry.

The other 84 individual pairs of original and duplicates had an average over or equal to 15 ppb (15 times the 1 ppb detection limits). Within that group, 35 pairs (41.7%) exceed the 20% ‘difference over the mean’ ratio for individual pairs, which is significantly over the generally used 10% value for coarse duplicates.

The means for all the original and duplicate assays are 102.4 and 88.7 ppb Au, respectively. However, the means for the two sets become virtually equal at 86.1 and 85.9 ppb Au if only one pair with the highest value of 3,278 versus 0.653 ppb Au is eliminated. The repeatability of the Field duplicates in this data set is not outstanding, particularly for the pairs with an average grade of 15 ppb Au and over.

Figure 13.3 – Field Duplicate Assays (Values Cut to a Maximum of 2,500 ppb Au)

Figure 13.4 – Field Duplicate Assays (Values Cut to a Maximum of 250 ppb Au)

The database checked by Met-Chem contained 388 pulp duplicates (Figure 13.5). A total of 208 individual pairs of original and pulp duplicates assays had an average below 15 ppb (15 times the 1 ppb detection limit). Within that group, the difference (absolute value) between the duplicate and the original assays for 24 pairs (11.5%) exceeded the value of 2 ppb (twice the 1 ppb detection limit for pulp). The 10% threshold commonly used in the industry is slightly exceeded.

The other 180 individual pairs of original and duplicates had an average equal or over to 15 ppb (15 times the detection limits). Within that group, 81 pairs (45.0%) exceed the 10% “difference over the mean” ratio for individual pairs. This is significantly more than the generally accepted threshold of 10% for pulp duplicates. The means for all the original and duplicate assays are 176 and 164 ppb Au, respectively, or a difference of 6.8%, which slightly exceeds the acceptance threshold of 5%.

The repeatability of the Field duplicates in this data set is not outstanding, particularly for the pairs with an average grade of 15 ppb and over.

Figure 13.5 – Pulp Duplicate Assays - (Values Cut to a Maximum of 2,500 ppb Au)

The checked database includes 1,122 pairs of LA_PD (“Lab-Aware Pulp Duplicates (Figure 13.6). A total of 587 individual pairs of original and Lab-Aware Duplicate assays had an average below 15 ppb Au (15 times the 1 ppb detection limit). Within that group, the difference between the original and the duplicate assays for 28 pairs (4.8%) exceeded the value of 2 ppb (twice the detection), which is within the maximum 10% threshold commonly used in the industry. The other 535 individual pairs had an average over or equal to 15 ppb (15 times the 1 ppb detection limit). Within that group, 117 pairs (21.9%) exceeded the 10% ‘difference over the mean’ ratio for individual pairs of pulp. This exceeds the maximum 10% of pairs generally used. The means of all the original and duplicate gold assays are very close at 176.3 and 177.5 ppb Au respectively.

The performance of the Lab-Aware Pulp Duplicates in this data set is fine for the pairs with an average below 15 ppb Au. The results for the pairs with an average equal or over 15 ppb show a performance that is not outstanding but still is better than the results from the other types of duplicates.

Figure 13.6 – Lab-Aware Duplicates (Pulps) Assays -
(Values Cut to a Maximum of 2,500 ppb Au)

13.3.5      Control Charts

After 2005, Orezone started to continually maintain visual record of laboratory performance in the form of control charts for all QC samples to help monitor the laboratory performance. Examples of the charts generated by Orezone are provided in Appendices G1 to G3. In-house software is utilized. This allows the monitoring and correction of any deviation as they are detected and to accept or reject batches from the laboratory.

For instance, the close monitoring of the laboratory performance has shown a bias at SGS on the 2 kg BLEG analyses in 2006, while fire assays at Abilab in Ouagadougou were not as satisfactory as those from Abilab Mali. After a problem was found by Orezone, it would be discussed with the laboratory managers and Orezone would stop sending samples until the problem was fixed.

13.3.6      Secondary Laboratory

Orezone’s QA-QC system does not systematically make use of an umpire laboratory, but it includes provisions for re-assay of the rejected batches or of suspicious results.

The project geologist systematically checks the correspondence of the assay results with the description of the mineralized zones and requests check assays if necessary.

For instance, all the mineralized intervals drilled during the first phase (BDRC001 to BDRC041) were re-sampled in 2001. A total of 369 samples were shipped to Transworld Ghana. Both laboratories yielded essentially the same results.

In 2003-2004, 20 samples corresponding to 10 composites in the mineralized zones tested in a previous drill program (holes BDRC024 and BDRC026) were submitted to Transworld Ghana for check assay (Fire Assay). Most of the results from Transworld are clearly higher than Abilab’s.

Subsequently, Watts, Griffis and McOuat re-sampled mineralized intercepts in holes BDRC001, BDRC008 and BDRC024 to complete an independent verification. A total of 14 samples corresponding to 7 composites were analysed at a Canadian laboratory. The fire assay results showed that most of the samples returned values lower than Abilab’s.

The pulps from the QPS preparation laboratory of a new 5 kg sample produced from the original reference sample (RC field duplicate) were used to re-assay the mineralized zones.

A total of 4,825 samples from previous drill programs were re-analysed in 2004-2005.

13.4        Internal Laboratory Quality Control

Abilab, ALS-Abilab and SGS operate laboratories under a Quality Assurance and Quality Control system that is not certified by any standards association, but conforms to most of the ISO 17025 guidelines. The QC samples inserted by the laboratory consist of blanks, certified standard materials, duplicates, replicates and repeat samples with each batch of 50 Fire Assay samples or 20 BLEG samples.

The laboratories supply the results from their QC samples, and Orezone closely monitors the results.

13.5        Independent Check-Sampling, Verification and Visit of the Laboratories by Met-Chem

13.5.1     Visit to the Laboratories

During the site visit, Met-Chem visited Orezone’s warehouse, and the three laboratories in Ouagadougou. The SGS, Abilab and BIGS Global laboratories located in Ouagadougou and currently used by Orezone were visited on June 8 and 9, 2007 with L. Coulibaly. SGS Tarkwa and SGS Siguiri, also used previously by Orezone, were not visited by Met-Chem. Abilab was acquired by ALS Chemex in September, 2006.

SGS had taken over the QPS preparation facility (October 2005) and BIGS Global was under construction and only offering sample preparation services at the time of the visit.

The QPS facility was visited by Y. Buro, Eng. in June 2005. It was found to be rather dusty, but no evidence of sample contamination was found.

Although, SGS and Abilab in Ouagadougou are not ISO accredited, they are internationally recognized laboratories and have built a reputation based on the results from large volumes of samples processed for many mining companies and from the experience of their management. SGS and Abilab follow a program involving quality control procedures for sample preparation and analysis, plus a quality assessment stage. The analysis of quality control samples (reference materials, duplicates and blanks) with all sample batches is part of the program. As well, they participate in inter-laboratory test programs (Round Robin Exchanges). The BIGS Global laboratory is owned by a former Abilab manager. Furthermore, these laboratories are being audited repeatedly on behalf of large and small mining companies.

In addition to the internal quality assurance program, Orezone’s own quality control samples and monitoring by a dedicated QC Manager, L. Coulibaly, ensures that the results can be trusted and the problem batches are re-processed. Once a week, an Orezone representative visits the laboratories unannounced.

All three facilities use essentially the same preparation procedures and the analytical methods used by Abilab and SGS are similar. In general:

•            Drying: ovens at 90 to 106ºC; 1 day or as needed: RC chips;

•                                     Comminution: jaw crushers, vertical Keegor disc pulverizers, 75% to 95% passing 75 microns;

•                                     Single-use thin plastic bag lining the pan collecting the pulverized sample and inserted into thick plastic bag;

•                                     Sieve analysis: every 20 samples;

•                                     BLEG analyses: 24 hr non-stop leach, using LeachWELL®;

•                                     Fire Assay: fusion ovens with 50-sample capacity; cupellation ovens of 100 samples capacity; gasoil-fired;

•                                     SpectrAA 55B Spectrometer: linked to LIMS (SGS), dedicated to Au (Abilab);

•                                     Lab QC samples: 1-2 BLK, 2 STD, 2 DUPL, 2 REPL or 4 REPEAT with each 50 FA sample batch; STD and BLK also added with each lot of 20 BLEG;

•                                     Turnaround time at time of visit: 5 days to 2 weeks.

The main differences or characteristics found between the laboratories are summarized in Table 13.4.

Table 13.4 – Main Characteristics of the Laboratories visited in Ouagadougou

	SGS	ALS (ABILAB)	BIGS Global
Visit conducted by:	Alex Ehui, Operation, Production, QC Manager; Stephan Botha, Branch Manager	Alain Leclair, Assistant Manager	Ian Barrow, Manager
Services Offered:	Sample prep, BLEG, FA	Sample prep, BLEG, FA	Sample prep
Capacity (samples per day):	800	1,000 BLEG 2,000 FA	400
Bottleneck:	Oven	Sample prep	Pulverizer
Sample tracking:	LIMS	No LIMS; tracking sheets	By weighting samples: • as received; • after drying; • after crushing; • after pulverizing.
Personnel:	42	140	Unknown

The room with the weighing scales at Abilab was found to be rather close to the preparation room. However, no vibration was noticed that could affect the accuracy of the scales, and this is confirmed by the daily calibration they undergo. The sample sorting room was a little tight at Abilab as well.

Generally, the three facilities were found to be well maintained, well ventilated, well organized and run in a professional manner. No major problem was seen during Met-Chem’s visit that would lead us to believe the samples prepared and analysed for Orezone may have been processed in a way that may cause contamination or poor analytical results.

13.5.2     RC Check Samples

Met-Chem selected 44 RC samples to represent mineralized intervals spread in the various deposits, in a wide range of gold grades (0.660 to 11.353 g/t Au) and at different levels (12 to 98 m) in the alteration profile. The original samples were collected between December, 2003 and January, 2007.

The RC check samples are field duplicates re-split from the material stored in the original sample bags. A Jones riffle splitter was used to prepare the pairs of 2 kg RC sub-samples. Adama Zongo, Project Manager, and Souleymane Hema, Technician, organized and supervised the reduction of the RC samples. Y. Buro, Eng. was present during this operation and the samples were transported in the vehicles on his return to Ouagadougou.

All the original and duplicate samples were analysed using the BLEG method. The analytical results for RC samples gathered by Met-Chem are presented in Table 13.5.

Table 13.5 – Analytical Results for the RC Check Samples Collected by Met-Chem

		Original Samples				Met-Chem Samples
Zone	Hole ID	From	To	Sample Number	Head	Head	Sample Number	Bias
		(m)	(m)		(g/t Au)	(g/t Au)		(%)
		62	63	101105	3.815	3.426	583418	-10%
	BRC095	64	65	101107	1.065	1.038	583419	-3%
		65	66	101108	0.933	0.799	583420	-14%
		74	75	101593	7.867	8.574	583385	9%
	BRC102	75	76	101594	3.425	4.941	583386	44%
		76	77	101595	2.096	2.193	583387	5%
Z2		77	78	101596	2.482	2.583	583388	4%
		13	14	103218	1.140	0.757	583421	-34%
	BRC123	14	15	103219	2.564	3.189	583423	24%
		15	16	103220	2.617	6.033	583424	131%
		16	17	103221	2.470	4.527	583425	83%
		27	28	103680	4.149	3.597	583382	-13%
	BRC129	28	29	103681	6.045	7.194	583383	19%
		29	30	103682	1.601	1.330	583384	-17%
		39	40	133159	0.890	0.701	583389	-21%
		40	41	133160	3.632	2.883	583391	-21%
Z22S	BRC256	41	42	133161	2.088	1.607	583392	-23%
		42	43	133162	2.142	1.565	583393	-27%
		43	44	133163	2.055	1.700	583394	-17%
		44	45	133164	1.140	0.783	583395	-31%
		27	28	137139	3.971	3.916	583396	-1%
Z22S	BRC306	28	29	137140	2.014	1.977	583397	-2%
		29	30	137141	1.200	1.449	583398	21%
		30	31	137142	0.660	1.028	583401	56%
	BRC457	20	21	327987	11.353	14.446	583380	27%
Z2N		21	22	327988	3.753	4.005	583381	7%
		27	28	412572	1.113	1.072	583376	-4%
	BRC508	28	29	412573	3.817	2.797	583377	-27%
		29	30	412574	10.177	10.065	583379	-1%

		Original Samples				Met-Chem Samples
Zone	Hole ID	From	To	Sample Number	Head	Head	Sample Number	Bias
		(m)	(m)		(g/t Au)	(g/t Au)		(%)
		93	94	89500	1.268	1.048	583408	-17%
		94	95	89501	1.481	1.434	583409	-3%
	BRC076	95	96	89502	1.982	1.777	583410	-10%
		96	97	89503	1.719	1.411	583411	-18%
Z2S		97	98	89504	0.922	0.877	583412	-5%
		15	16	163016	1.081	0.957	583402	-11%
		16	17	163017	1.555	1.455	583403	-6%
	BRC366	17	18	163018	2.583	2.260	583404	-13%
		18	19	163019	1.665	1.154	583405	-31%
		19	20	163020	1.137	0.965	583406	-15%
		28	29	567718	4.386	11.168	583413	155%
	BRC718	29	30	567719	1.249	1.088	583414	-13%
Zone		30	31	567720	1.871	1.584	583415	-15%
372	BRC721	12	13	567808	1.541	1.317	583416	-15%
		13	14	567809	0.852	0.609	583417	-29%
	Mean				2.672	2.938		3%
	Median							-10.5%

Two duplicate samples showed important differences with the original assays (4.386-11.168 and 2.617-6.033 g/t Au), possibly the result of sample heterogeneity.

Except for these two samples, a high correlation exists between the pairs of results (Figure 13.7), albeit a slight but definite negative bias is visible for the original samples with a maximum of 4.15 g/t Au (n=36, mean of 1.923 for Au1 versus 1.731 g/t Au for the duplicate), whereas a slight positive bias is apparent for the few samples with the higher values (n=6; 6.890 and 8.291 g/t Au for Au1 and duplicate, respectively). It is interesting to note that the 20 RC check samples collected by Met-Chem in 2004 showed a pronounced negative bias and a poor correlation with the original assays.

Figure 13.7 – Analytical Results for the Original and RC Check Samples
Collected by Met-Chem

Six control samples were added to Met-Chem’s check samples following the same protocol that had routinely been used by Orezone in their sample stream. As a result, 1 standard, 1 field duplicate, 1 blank, 3 pulp duplicates and 5 Lab-Aware duplicates were added to the field samples. The results from the control samples are presented in Table 13.6.

Although the control samples are few, they generally show a good correlation with the original analyses. Standard STD4 returned a result close to the expected value. The in-house blank sample contained a little more than 1 g/t Au. Actually, this material was later disqualified by Orezone as a blank and was used as a standard.

Table 13.6 – Analytical Results for the Control Samples within Met-Chem’s Check Samples

			Original Samples	Met-Chem’s Check Samples		Control Samples				Met-Chem vs. Original	Met-Chem vs. QC
Hole ID	From	To	Au1	Au_MCC		PD	FD	PD Lab- Aware	Sample number	Bias (%)	Bias (%)
	(m)	(m)	(g/t_Au)	(g/t Au)		(g/t Au)	(g/t Au)	(g/t Au)
BRC076	95	96	1.982	1.777				1.736	583410	-10%	-2.31%
BRC095	65	66	0.933	0.799				0.776	583420	-14%	-2.88%
BRC123	13	14	1.140	0.757		0.755			583422	-34%	-0.26%
BRC256	40	41	3.632	2.883				2.802	583391	-21%	-2.81%
	29	30	1.200	1.449			1.399		583399	21%	-0.21%
BRC306						1.446			583400	21%	-3.45%
	30	31	0.660	1.028				1.067	583401	56%	3.79%
BRC457	20	21	11.353	14.446				14.404	583380	27%	-0.29%
BRC508	28	29	3.817	2.797		2.960			583378	-27%	5.83%

STD4(*)				0.766	(*)				583407
BLKORZ				1.059					583390
Mean										-10% (Median)	0.00% (Median)

(*): expected value of 0.748 ± 0.035 g/t Au.

13.5.3      Core Pulps Check Samples

Met-Chem selected 15 samples from core holes to represent mineralized intervals spread in the various deposits, in a wide range of gold grades (0.330 to 10.280 g/t Au) and at different levels (87 to 206 m) in the alteration profile. The 15 samples selected for check assays are fine duplicates (pulp) as Met-Chem believes it is not desirable to quarter the remaining half of the core that does not constitute a true field duplicate. The original samples of 2 kg had been analyzed by Abilab Ouagadougou using the BLEG technique with addition of LeachWELL® (BDD040 and BDD041), or by BLEG at SGS Tarkwa (BDD008 and BRC230D). The pulp duplicate samples were analyzed by fire assay at Abilab Ouagadougou. Only one pulp duplicate was inserted as a control sample. The analytical results from the pulp check samples are presented in Table 13.7 and Figure 13.8.

Table 13.7 – Analytical Results for Core Check Samples Collected by Met-Chem

				Original Sample (Abilab, Ouagadougou LeachWELL® Analysis, Tails by FA – ppm Au) (SGS Tarkwa BLEG)			Check Sample (Pulp Duplicate – Fire Assay 50g - ppm Au)
Project	Hole_ID	From	To	Number	Head	Calc. Head	Au1 (g/t)	Bias (%)	Number
		(m)	(m)		(g/t)	(g/t)
		201.5	203.0	124438	0.860		1.126	30.9%	589564
Z2S	BDD008	200.0	201.5	124437	0.940		1.411	50.1%	589565
		204.5	206.0	124440	6.080		1.402	-76.9%	589566
		87.0	88.5	478071	1.649		2.486	50.8%	589568
Z22S	BDD040	88.5	90.0	478072	3.259		4.050	24.3%	589569
		90.0	91.5	478073	6.288		7.280	15.8%	589570
		117.0	118.5	478212	0.330		0.375	13.6%	589571
Z2N	BDD041	118.5	120.0	478213	1.189	1.512	1.312	10.3%	589572
		121.5	123.0	478215	1.576	2.118	1.615	2.5%	589573
		159.0	160.5	124928	1.054		1.511	43.4%	589574
		160.5	162.0	124929	2.752		4.420	60.6%	589575
Z2	BRC230D	162.0	163.5	124930	7.900		10.560	33.7%	589576
		171.0	172.5	124936	4.968		6.280	26.4%	589577
		172.5	174.0	124937	4.098		4.580	11.8%	589578
		174.0	175.5	124938	10.280		11.560	12.5%	589579
	MEAN				3.548		3.998	20.7%

Although few in number, the pairs of results show a good order-of-magnitude correlation, and a pronounced positive bias (20.7%) in the check assays. This is valid for all but one sample with values of 6.080 and 1.402 g/t Au. The pulp duplicate from this sample returned 1.074 g/t Au, which confirmed the result obtained from Met-Chem check sample.

Whether the positive bias results from the different analytical method to which the two sets of samples have been submitted is undetermined. However, it is interesting to note that the two tail analyses increased the calculated total assay over the value provided by the fire assays. Although no conclusion can be derived from two samples, this is in keeping with the observation by Orezone of the incomplete leach of the gold by the cyanide solution, even though the LeachWELL® was used in this case.

Figure 13.8 – Analytical Results for Original and Core Check Samples Collected by Met-Chem

In conclusion, the results from this limited data set broadly confirm the original values and suggest no sample swap occurred with the samples selected by Met-Chem.

SECTION 14

Adjacent Properties

14.0                        ADJACENT PROPERTIES

The Djarkadougou permit is bounded to the south by Orezone’s Poyo permit and to the north by Orezone’s Nabéré and Tankiédougou permits. These permits are contiguous and cover a strike length of 57 km within the Houndé Greenstone Belt. Orezone has also defined an inferred resource (non NI-43-101) on its Tankiédougou permit consisting of 2.7 Mt of 1.64 g/t for 146,000 contained oz of Au. Mineralization was defined using similar parameters to that of the Bondi deposit and is hosted in four shallow deposits (Peksou, A, B, and C zones). The Nicéo permit is adjacent to the northern part of the eastern boundary of the Djarkadougou permit and also comprised the Bondi property.

Goldrush Resources of Toronto (“Goldrush”) holds the Massamo permit, abutting along the northern part of the western boundary of the Poyo permit. Contiguous with the southern boundary of the Poyo permit is the Tinkiro permit followed by another five permits (Koro, Olongo, Tokora, Loropeni, and Bangbara) also held by Goldrush. Approximately 11,346 metres of drilling in 159 RAB and 75 RC holes have been completed on the Olongo, Bangbara and Loropreni 1 permits in 2007. This drill program successfully delineated a 1,600 metre long gold zone on the Olongo and Bangbara permits as well as two other anomalous areas. A follow-up program consisting of RAB and RC drilling was planned for the fourth quarter of 2007. Assay highlights from the Olongo and Bangbara drilling include interval ranging from 4.0 to 12.0 m with grades of 0.93 to 1.87 g/t Au.

No information on these projects is available to Met-Chem other than that publicly disclosed by the owners of the mining properties. The author has not verified the available information and warns that the mineralization on adjacent properties is not necessarily indicative of the mineralization on the Djarkadougou permit that is the subject of this Technical Report.

SECTION 15

Mineral Processing and Metallurgy

15.0                        MINERAL PROCESSING AND METALLURGY

Four holes were drilled in 2005-06 to a depth of 80 m to collect material for column leach tests on the different mineralized rocks encountered at Djarkadougou. Static cyanide leach process will be tested and implemented if the preliminary test work is positive.

SECTION 16

Mineral Resource Estimation

16.0                        MINERAL RESOURCE ESTIMATION

16.1                        Introduction

The current mineral resource for the Djarkadougou property was estimated by Mr. André Labonté, Resource Geologist for Orezone, using Gemcom (version 6.1) mining software (Gemcom Software International Inc.). Met-Chem was retained by Orezone to perform an audit of their in-house resource estimate.

The resource calculation was performed in accordance with “National Instrument 43-101, Standards of Disclosure for Mineral Projects” and the “CIM Definitions Standards on Mineral Resources and Mineral Reserves” adopted by CIM Council (2005).

This mineral resource certification included spot checks and a review of the work completed by Orezone, from the verification of the collar locations in the field to modelling of the deposit and resource classification. To carry out the audit, some basic statistics and geostatistical parameters were recalculated and the models done by Orezone were reproduced by Met-Chem using MineSight mining software (Version 4.0).

A similar audit was performed previously by Met-Chem, with a site visit in June 2004, and the issuance of an audit report (NI 43-101 compliant) in November 2004.

This new resource audit includes additional zones and was performed by Messrs. K. Cheong Youne, Eng., Y. Buro, Eng., and G. Saucier, Eng.

16.2                       Drill Hole Database

16.2.1      Database Construction

The current resource estimation is based on all data obtained from the drill programs performed by Orezone and by previous owners up to August 2007. The drill programs include results from RC and diamond drilling. The combined holes drilled by Orezone and previous operators achieve a final square drill pattern with 25 m spacing, in most cases.

A master database was constructed by Orezone from the amalgamation of Excel files. Handheld computers are used to collect field data and drill hole logs. Assay results from the laboratories are automatically transferred by way of the VLookup function in Excel by Edwin Maes, GIS geologist at Orezone’s Ouagadougou office. This limits errors generally associated with manual transcription of data. Thereafter, the files are validated and imported into the Gemcom package used by A. Labonté.

The Djarkadougou drill hole database contained 886 holes (58 DDH, 828 RC), of which, 5 holes were not assayed (holes BDD009, BDD031, BDD032, BDD033 and BDD035). Therefore, 881 holes were used for the resource estimate. Table 16.1 presents a summary of the number of samples and the total length for the main files in the database. Table 16.2 summarizes the information used by Met-Chem in this resource audit.

Table 16.1 – Samples in the Database

Files	Number of Samples	Total Length (m)
Collar	886	79,323
Assays	67,944	71,998
Litho1	3,422	72,443
Litho2	34,096	43,629
Oxide	2,329	71,802
Survey	3,522	n/a

Table 16.2 – Content of Drill Hole Database

File	Fields
Collar	Hole ID, Northing, Easting, Elevation, depth, Drill Type
Survey	Hole ID, depth, azimuth, dip
Assays	Hole ID, from, to, sample number, Au in ppm
Litho 1	Hole ID, from, to, code (main unit)
Litho 2	Hole ID, from, to, code (secondary unit)
Oxidation	Hole ID, from, to, code (weathering)

16.2.2                  Database Validation

The integrity of the drill hole database is protected by Orezone at several stages. The correctness of the intervals for the RC samples is checked by visual inspection of the drill logs and section plots and by various mathematical formulas by the project geologist as drilling progresses. The GIS geologist in Ouagadougou, Edwin Maes, and the QA-QC dedicated specialist, L. Coulibaly, completes additional checks and validation of the data entries when transferring the field data into the database. Assay results are checked with the geological descriptions.

The GIS Geologist in the Ouagadougou office is responsible for building and maintaining the database, and controls virtually all changes, modifications or add-ons. Additional checks are completed by the Resource Geologist in Ottawa and by the validation process built in Gemcom when importing the data.

Met-Chem verified the master database in Ouagadougou during the field visit and in Montreal during the audit of the model. Met-Chem found that the handling of the data is performed in a professional manner and the database is free of major errors that would compromise its integrity and significantly impact on the resource estimate.

16.2.3                  Collar Locations

The collars of virtually all the drill holes have been surveyed by a total station instrument. The holes deviation was measured at 25 m intervals with an instrument relying on the earth magnetic field for the azimuth readings. The holes at Djarkadougou did not show any unusual deviation and the survey results were incorporated into the construction of the model.

Met-Chem’s field checks did not find any errors associated with the plot or the database entries of the collar locations. In Met-Chem’s opinion, three coordinates of the hole collars and of the path of the holes has been determined with sufficient accuracy and reliability to be used in the resource estimate.

16.2.4                  Statistical Analysis

From the drill hole database, Met-Chem performed basic statistics on the total gold value (Au), including histograms, cumulative frequency plots and variograms. Figure 16.1 presents the log normal distributions of major zones Main, Main2, South, FLTVN and North and Figures 16.2 presents zones Cap and Halo1. Detailed histograms for each zone can be found in Appendix H. Additionally, Table 16.5 presents cumulative Au (g/t) grades by cut-off and by zone for all assays.

Figure 16.1 – Log Normal Distribution of Au (g/t) for Main, Main2,

South, FLTVN & North

Figure 16.2 – Log Normal Distribution of Au (g/t) for Cap & Halo1

Table 16.3 – Au Assays by Cut-Off and Zone

ZONE	MAIN		MAIN2		EAST		EAST2		FLTVN 1-3		SE		SOUTH		NORTH		NORTH2-5		TOTAL VEINS		HALO 1-3		CAP
Cut-Off	Length	Au	Length	Au	Length	Au	Length	Au	Length	Au	Length	Au	Length	Au	Length	Au	Length	Au	Length	Au	Length	Au	Length	Au
Au (g/t)	meters	(g/t)	(m)	(g/t)	(m)	(g/t)	(m)	(g/t)	(m)	(g/t)	(m)	(g/t)	(m)	(g/t)	(m)	(g/t)	(m)	(g/t)	(m)	(g/t)	(m)	(g/t)	(m)	(g/t)
0.00	3,252	2.82	1,557	1.09	121	0.66	198	0.54	467	0.85	165	1.94	193	0.89	606	2.49	264	2.47	6,822	2.07	7,156	0.31	1,949	0.12
0.10	3,028	3.02	1,436	1.18	93	0.85	162	0.65	396	1.00	155	2.06	160	1.06	530	2.85	229	2.85	6,188	2.27	3,500	0.59	371	0.54
0.20	2,872	3.18	1,350	1.24	75	1.01	123	0.81	359	1.09	144	2.21	134	1.24	479	3.13	212	3.06	5,748	2.44	2,115	0.89	177	0.99
0.30	2,744	3.32	1,282	1.30	65	1.13	107	0.90	325	1.18	136	2.32	117	1.38	441	3.38	200	3.23	5,418	2.57	1,453	1.19	102	1.54
0.40	2,599	3.48	1,185	1.37	56	1.27	93	0.98	280	1.31	126	2.48	106	1.49	418	3.55	189	3.40	5,051	2.73	1,014	1.55	70	2.08
0.50	2,479	3.63	1,101	1.44	52	1.32	72	1.14	254	1.40	117	2.64	94	1.62	396	3.72	175	3.65	4,740	2.88	749	1.94	53	2.63
0.60	2,312	3.85	988	1.55	41	1.53	60	1.26	216	1.55	110	2.77	85	1.73	374	3.91	163	3.86	4,349	3.09	618	2.24	47	2.89
0.70	2,183	4.04	887	1.65	28	1.95	51	1.37	185	1.70	98	3.03	73	1.91	355	4.09	152	4.10	4,012	3.30	519	2.55	40	3.29
0.80	2,090	4.19	794	1.76	22	2.27	43	1.49	156	1.88	91	3.20	70	1.96	344	4.20	147	4.22	3,756	3.47	460	2.78	33	3.85
0.90	1,986	4.36	709	1.87	19	2.50	37	1.59	133	2.06	87	3.31	62	2.11	326	4.38	139	4.42	3,497	3.67	407	3.03	32	3.94
1.00	1,895	4.53	623	1.99	16	2.79	34	1.64	116	2.23	79	3.55	53	2.31	311	4.55	127	4.73	3,254	3.87	357	3.32	29	4.26
1.50	1,540	5.29	371	2.52	11	3.49	16	2.11	67	2.96	57	4.43	32	3.05	258	5.23	110	5.27	2,461	4.72	221	4.61	17	6.46
2.00	1,247	6.12	213	3.12	5	6.06	8	2.50	49	3.43	40	5.56	13	4.91	221	5.81	90	6.06	1,885	5.64	161	5.69	15	7.10
2.50	1,039	6.90	134	3.64	2	10.87	4	2.91	33	4.06	34	6.13	10	5.71	186	6.49	81	6.49	1,522	6.45	119	6.92	12	8.41
3.00	879	7.66	84	4.19	2	10.87	1	3.59	23	4.63	30	6.58	8	6.46	162	7.04	71	7.01	1,260	7.22	89	8.35	11	8.96
3.50	729	8.57	51	4.83	1	18.56	1	3.59	16	5.20	25	7.27	4	9.84	135	7.81	60	7.71	1,022	8.16	75	9.30	11	8.96
4.00	630	9.32	30	5.63	1	18.56			11	5.83	22	7.75	4	9.84	111	8.69	55	8.11	863	8.97	65	10.20	7	11.56
4.50	536	10.21	24	5.97	1	18.56			6	7.16	16	9.07	4	9.84	95	9.44	49	8.58	730	9.83	48	12.32	7	11.56
5.00	474	10.93	19	6.32	1	18.56			6	7.16	12	10.52	4	9.84	84	10.06	38	9.63	637	10.57	40	13.75	5	14.27

16.2.5      Capping of High Gold Values

Orezone used histograms and cumulative frequency plots to determine the capping of the exceptionally high gold values. This process is meant to eliminate the effect of uncommonly extreme values over the distribution of grades within the orebody. Table 16.6 presents the capping values for the various mineralized structures. Based on the statistical study, Met-Chem generally agrees with Orezone’s high grade cut-off.

Orezone applies grade capping at the interpolation stage while Met-Chem applies grade capping on the assays, prior to compositing. In this case, the two methods yield identical results since Orezone’s intervals are mostly 1 m in length.

Table 16.4 – Capping of Gold Values by Mineralized Zones

ZONE NAME	UPPER GRADE (g/t) Au CUT-OFF
MAIN	13.0
MAIN2	3.5
EAST	2.5
EAST2	2.5
FLTVN2	3.0
FLTVN3	3.0
FLTVN	3.0
SE	5.0
SOUTH	2.3
NORTH	10.0
HALO1	10.0
HALO2	0.4
HALO3	1.5
CAP	5.0
NORTH2-5	15.0

16.2.6      Compositing

Orezone did not use any drill hole compositing, due to the fact that a large proportion of the assays are already 1 m in length. After verification of the RC and DD data inside the mineralization, Met-Chem found that 88.6% of the intervals are 1 m in length, 1.1% are less and 10.3% are more.

Met-Chem re-composites all assays into 1 m composites while respecting the weathering profiles and found no noticeable grade differences between the two methods. Table 16.5 presents the Au values (g/t) after high grade capping and compositing.

Table 16.5 – Au Composites (1 m) by Cut-Off and Zone

ZONE	MAIN		MAIN2		EAST		EAST2		FLTVN 1-3		SE		SOUTH		NORTH		NORTH2-5		TOTAL VEINS		HALO 1-3		CAP
Cut-Off	Length	Au	Length	Au	Length	Au	Length	Au	Length	Au	Length	Au	Length	Au	Length	Au	Length	Au	Length	Au	Length	Au	Length	Au
Au (g/t)	meters	(g/t)	(m)	(g/t)	(m)	(g/t)	(m)	(g/t)	(m)	(g/t)	(m)	(g/t)	(m)	(g/t)	(m)	(g/t)	(m)	(g/t)	(m)	(g/t)	(m)	(g/t)	(m)	(g/t)
0.00	3,245	2.50	1,555	1.05	120	0.51	197	0.54	464	0.76	148	1.63	184	0.68	605	2.21	264	2.34	6,781	1.86	7,168	0.26	1,939	0.10
0.10	3,039	2.67	1,442	1.13	92	0.66	160	0.65	400	0.88	138	1.75	151	0.82	529	2.53	230	2.68	6,181	2.03	3,539	0.50	370	0.41
0.20	2,884	2.81	1,357	1.19	74	0.78	122	0.81	361	0.95	128	1.87	128	0.94	479	2.78	215	2.85	5,748	2.18	2,143	0.73	177	0.71
0.30	2,759	2.92	1,284	1.24	64	0.87	108	0.88	324	1.04	121	1.97	111	1.04	439	3.01	204	3.00	5,414	2.29	1,480	0.95	101	1.07
0.40	2,620	3.06	1,186	1.31	55	0.96	93	0.96	278	1.15	114	2.07	100	1.12	419	3.13	189	3.21	5,054	2.43	1,041	1.21	69	1.41
0.50	2,493	3.19	1,105	1.38	52	0.99	73	1.11	253	1.22	106	2.19	88	1.21	397	3.28	175	3.43	4,742	2.56	760	1.49	52	1.72
0.60	2,331	3.38	995	1.47	41	1.10	60	1.23	213	1.35	100	2.29	79	1.29	375	3.44	165	3.60	4,359	2.74	631	1.68	46	1.88
0.70	2,206	3.53	892	1.57	28	1.32	51	1.33	185	1.46	92	2.43	67	1.40	356	3.59	155	3.79	4,032	2.91	526	1.89	39	2.10
0.80	2,104	3.67	795	1.67	22	1.47	42	1.46	155	1.60	85	2.57	64	1.43	342	3.71	149	3.92	3,757	3.07	462	2.05	32	2.40
0.90	1,999	3.81	711	1.76	19	1.57	36	1.56	131	1.73	81	2.65	57	1.51	325	3.86	142	4.07	3,500	3.23	402	2.23	31	2.45
1.00	1,906	3.96	623	1.88	16	1.69	33	1.61	115	1.84	74	2.81	48	1.62	310	4.00	130	4.35	3,255	3.41	347	2.44	28	2.61
1.50	1,551	4.58	369	2.33	10	1.97	16	2.01	64	2.34	57	3.26	27	1.96	255	4.60	110	4.91	2,459	4.11	215	3.19	16	3.64
2.00	1,251	5.26	213	2.78	4	2.36	8	2.29	44	2.64	40	3.90	10	2.28	219	5.07	89	5.67	1,878	4.85	123	4.36	14	3.91
2.50	1,043	5.86	131	3.13	2	2.50	4	2.50	27	2.93	34	4.18			184	5.61	79	6.10	1,504	5.50	94	5.02	11	4.41
3.00	880	6.44	81	3.39					18	3.00	30	4.36			162	6.00	68	6.64	1,239	6.10	72	5.74	10	4.59
3.50	733	7.09	46	3.50							25	4.61			135	6.56	59	7.15	998	6.79	65	6.01	10	4.59
4.00	631	7.63									22	4.74			111	7.16	54	7.47	818	7.48	58	6.28	7	4.93
4.50	536	8.22									16	4.93			94	7.70	48	7.87	694	8.05	44	6.91	7	4.93
5.00	467	8.74									12	5.00			83	8.10	38	8.68	600	8.57	35	7.48	5	5.00

16.2.7                Variograms

Orezone used variograms to determine the continuity of the mineralization, trends distribution in the high grade, its geometry, orientations and ultimately, parameters for the various search ellipsoids. Figures 16.3 to 16.10 present these variograms for the major zones: Main, Main2, North, FLTVN, SE and Halo 1.

Figure 16.3 – Main Variogram on Primary Axis (Az 16.5o, Dip -70o)

Figure 16.4 – Main Variogram on Secondary Axis (Az 16.5o, Dip 20o)

Figure 16.5 – Main2 Variogram on Primary Axis (Az 5.5o, Dip -60o)

Figure 16.6 – Main2 Variogram on Secondary Axis (Az 5.5o, Dip 30o)

Figure 16.7 – North Variogram on Primary Axis (Az 20o, Dip -90o)

Figure 16.8 – FLTVN Variogram on Primary Axis (Az 333o, Dip -75o)

Figure 16.9 – SE Variogram on Primary Axis (Az 0o, Dip -35o)

Figure 16.10 – Halo1 Variogram on Primary Axis (Az 16.5o, Dip -90o)

Some of the variograms were found to be erratic, giving no precise information. This may occur when there are insufficient data intervals or erratic mineralization. In addition, parameters such as lag distances, horizontal and vertical search bands and search angle openings can slightly modify the shape of the variograms. Met-Chem recalculated some of these variograms and found Orezone’s interpretation to be reasonable. Figures 16.11 and 16.15 present Met-Chem’s variogram results for Main, Main2 and North.

Figure 16.11 – Main Variogram on Primary Axis (Az 16.5o, Dip -70o)

Figure 16.12 – Main Variogram on Secondary Axis (Az 16.5o, Dip 20o)

Figure 16.13 – Main2 Variogram on Primary Axis (Az 5.5o, Dip -60o)

Figure 16.14 – Main2 Variogram on Secondary Axis (Az 5.5o, Dip 30o)

Figure 16.15 – North Variogram on Primary Axis (Az 20o, Dip -90o)

16.3        Geological Interpretation

Orezone performed the geological interpretation, spatial data analysis and presentation largely with Gemcom and with the MapInfo software and Encom Discover extension.

The mineralization on the Djarkadougou is contained in generally steeply-dipping sub-parallel mineralized structures, striking around N-S. The shear-hosted type of mineralization present on the property generally exhibits fair continuity. Met-Chem discussed the geological interpretation by Orezone and believes the geometry, grade distribution and controls on gold mineralization is reasonably well understood for the purpose of resource estimation. This knowledge is based on a wealth of integrated information derived from geophysical and geochemical surveys, field mapping, structural studies, fairly tight drilling interpreted by a team of experienced people, Orezone employees and/or consultants.

The present resource estimation includes these portions of the Djarkadougou project, which form 14 mineralized envelopes (Main, Main2, East, East2, FLTVN, FLTVN2, FLTVN3, SE, South, North, North2-5, Halo1, Halo2 and Halo3) and 1 mineralized surface cap (Cap). These mineralized zones exhibit good geological and grade continuity in large part defined by drilling at 25 m spacing. The resource referred to as Halo’s consist of lower-grade, diffuse mineralization enveloping the mineralized structures defined at a cut-off grade of 0.5 g/t Au, or occurring between them (i.e. low-grade envelopes). [Figure 16.16 presents a plan view of the major mineralized veins.]

Figure 16.16 – Plan View of Major Mineralized Veins Without Low-Grade Envelopes

16.3.1                Mineralized Envelope Definition

Using the drill hole information, Orezone defined three-dimensional envelopes encompassing mineralized vein intersections. The extent, size and shape of these envelopes depend on many parameters such as drill spacing, geological settings, orientations, continuities and drill hole cut-off grades. For the present resource estimate audit, all mineralized envelopes were defined using a cut-off grade of 0.5 g/t Au with the exception of zones Halo1, Halo.2 and Halo3, defined at 0.3 g/t Au.

Met-Chem checked the solids for localization and 3-D triangulation errors. Spot-checks were done to verify that both drill holes and envelope intersections corresponded. In general, Met-Chem agreed on the envelope defined by Orezone.

16.3.2                Surface Topography

The topographic surface was generated from a Digital Terrain Model (DTM) based on a photogrammetric survey over the property, complemented by the survey of the hole collars by a total station instrument. Met-Chem used the information provided by Orezone and the present control on topography is adequate for the purpose of resource estimation.

16.3.3                Weathering Profile

The degree of weathering was described by the Orezone’s logging geologists and used to break down the mineral resource in three sub-units: Oxide, Transitional and Primary (Fresh) mineralization. The cap rock was distinguished as a separate solid. The different weathering types are separated by two surfaces generated from the drill logs.

Met-Chem examined some core and RC chips with the project geologist and agrees that the information used to generate the surface generated by Orezone to segregate the different facies is adequate

16.4        Block Modelling

16.4.1                Model Definition

Two (2) block models were constructed by Orezone in order to estimate the resources. The first model contained the mineralized veins and the Cap and the second model contained the Halos. Both block models are 10 m (major axis - along strike) by 5 m (minor axis) by 5 m (elevation). In Met-Chem’s opinion, this block size is considered adequate for the current estimate. However, Met-Chem highly recommends that future block models be estimated using smaller block sizes. For instance, a block model with sizes 5 m (major axis) by 2.5 m (minor axis) by 2.5 m (elevation) would improve envelope definition and outline higher grade areas. In addition, Met-Chem recommends that a single model be constructed for all mineralized zones. This facilitates calculations and minimizes errors. Table 16.6 presents details of Orezone’s current block models.

Table 16.6 – Block Model Definition Detail

Djarkadougou		Minimum	Maximum
15 zones	Easting	434,500	435,350
Az. 000°	Northing	1,205,200	1,209,200
	Elevation	0	350

16.4.2                Density

Three dimensional solids representing weathering profiles were delineated using drill hole information. These solids were then coded into the block model in order to calculate the density values. A search ellipsoid of 1000 m (major axis) x 500 m (minor axis) x 100 m (elevation) and oriented at azimuth 011.5° was used to interpolate the values. In addition, the Inverse Distance Squared (IDW2) method using a minimum of 3 samples and a maximum of 6 samples was used in the calculation. Table 16.7 presents average density values used in this resource estimate.

Table 16.7 – Typical Density Values

Rock Type	Alteration Facies	Typical Density Values (tonne/m3)
Sedimentary (Sed)	Oxide	1.717
	Transitional	2.171
	Fresh	2.766

Mafic Intrusive (I3)	Oxide	1.616
	Transitional	2.197
	Fresh	2.934

16.4.3                Mineralized Envelopes

Mineralized envelopes were coded into the block model and each block was assigned a percentage item (PERC), corresponding to the portion of the block inside the envelope. Orezone uses a single percentage per block (PERC) to define mineralized veins. In cases where two (2) or more veins intersect a single block, only a single value is kept and the remaining is considered as non-mineralized. Met-Chem recommends that future models be constructed using multiple ore percents in order to capture more than one mineralized vein per block.

Met-Chem compared the volumes from the block model and that of the envelope itself and found no significant discrepancies. Figure 16.17 presents a section view of the 3DBM for the Main vein.

Figure 16.17 – Plan View of Major Mineralized Veins

16.4.4                Grade Interpolation

Grade interpolation was performed using the inverse distance weighted squared (IDW2). The search ellipsoids parameters were determined from statistical analysis, variograms, structural geology field reports and grade continuity.

For Measured and Indicated Resources, a minimum of 3 samples up to a maximum of 6 samples (maximum of 3 per hole) were used in the interpolation. For Inferred Resources, a minimum of 2 samples up to a maximum of 4 samples (maximum of 2 per hole) were used in the interpolation. Tables 16.8 to 16.10 present the measured, the indicated and the inferred parameters used for this resource estimate. Met-Chem believes these parameters are reasonable.

Table 16.8 – Interpolation Parameters for Measured Resources

	Zone
	Units	Main	Main2
Azimuth (major axis)	deg	16.5	5.5
Dip (major axis)	deg	-70.0	-60.0
Azimuth (minor axis)	deg	16.5	5.5
Dip (minor axis)	deg	20.0	30.0
Search Distance X	m	12.5	15
Search Distance Y	m	5	7.5
Search Distance Z	m	2.5	2.5

Table 16.9 – Interpolation Parameters for Indicated Resources

	Zone
	Units	Main	Main2	East	East2	SE	South	North	North2-5	FLTVN2	FLTVN3	FLTVN	Cap
Azimuth (major axis)	deg	16.5	5.5	16.5	16.5	0.0	5.5	20.0	20.0	333.0	333.0	333.0	10.0
Dip (major axis)	deg	-70.0	-60.0	-70.0	-70.0	-35.0	-60.0	-90.0	-90.0	-75.0	-75.0	-75.0	0.0
Azimuth (minor axis)	deg	16.5	5.5	16.5	16.5	0.0	5.5	20.0	20.0	333.0	333.0	333.0	100.0
Dip (minor axis)	deg	20.0	30.0	20.0	20.0	50.0	30.0	0.0	0.0	15.0	15.0	15.0	0.0
Search Distance X	m	25	30	30	20	20	30	30	30	30	30	30	30
Search Distance Y	m	10	15	10	10	10	15	10	10	10	10	10	15
Search Distance Z	m	5	5	5	5	5	5	5	5	5	5	5	5

Table 16.10 – Interpolation Parameters for Inferred Resources

	Zone
	Units	Main	Main2	East	East2	SE	South	North	North2-5	FLTVN2	FLTVN3	FLTVN	Cap	Halo 1	Halo 2	Halo 3
Azimuth (major axis)	deg	16.5	5.5	16.5	16.5	0.0	5.5	20.0	20.0	333.0	333.0	333.0	10.0	16.5	16.5	333.0
Dip (major axis)	deg	-70.0	-60.0	-70.0	-70.0	-40.0	-60.0	-90.0	-90.0	-75.0	-75.0	-75.0	0.0	-90.0	-90.0	-90.0
Azimuth (minor axis)	deg	16.5	5.5	16.5	16.5	0.0	5.5	20.0	20.0	333.0	333.0	333.0	100.0	16.5	16.5	333.0
Dip (minor axis)	deg	20.0	30.0	20.0	20.0	50.0	30.0	0.0	0.0	15.0	15.0	15.0	0.0	0.0	0.0	0.0
Search Distance X	m	37.5	45	37.5	37.5	30	45	45	45	40	40	40	45	40	24	24
Search Distance Y	m	15	22.5	15	15	15	22.5	15	15	20	20	20	22.5	25	20	20
Search Distance Z	m	7.5	7.5	7.5	7.5	10	7.5	7.5	7.5	10	10	10	7.5	2	2	2

16.5                        Audit by Met-Chem

16.5.1                  Drill Hole Database Verification

Met-Chem verified the drill hole database:

•                                          Drill hole collar, survey, assay and geology files were opened in Excel and checked for errors and field formats;

•                                          Missing Au intervals were assigned a default grade value of 0 g/t;

•                                          Drill hole information was imported in MineSight, filtered for inconsistencies and split by model area;

•                                          Random drill holes were checked against the original database for discrepancies;

•                                          Drill hole orientation and locations were spot checked for anomalies using survey reports, collar and section plots;

•                                          Drill hole information about weathering profile was checked and verified against the 3-D limiting surfaces;

•                                          Histograms and cumulative distribution plots of Au values were generated and extreme values were capped;

•                                          Variograms for Main, Main2 and North were regenerated using 1 m composites and ellipsoid search distances were checked.

Overall, the minor discrepancies and errors have no significant impact on the resource estimate.

16.5.2                  Geological Interpretation Verifications

Using MineSight, Met-Chem verified the geological interpretation and 3D solids provided by Orezone:

•                                          Geological interpretation and drill hole coding was validated against the section plots;

•                                          3D solids were checked for openings and triangulation errors;

•                                          Drill hole zone coding and ore grade assignments were spot checked in both sections and plans;

•                                          Manual verification of proper interval values (0.5 g/t and more) against the 3D solids was performed.

16.5.3                  Block Model Verifications

The following verifications were performed on the block models:

•                                          Block models origins, sizes, limits and orientations were checked;

•                                          Model import and block values were spot-checked with the block model database;

•                                          Volumes of 3D solids were compared with those of block models;

•                                          Proper density coding was checked against weathering profile solids;

•                                          Grade contours on longitudinal views were generated to confirm the search ellipsoid orientations for measured, indicated and inferred resources;

•                                          Zone coding and ore percentage of the different mineralized veins were validated;

•                                          Statistics on block model to check reported cumulative resources (tonnage, density and grade).

16.5.4                  Block Model Duplication

In order to validate Orezone’s resources, Met-Chem generated its own model using similar parameters for comparison purpose only. The following steps were performed by Met-Chem:

•                                          Coding of alteration profiles;

•                                          Coding of mineralized envelopes and block percentage assignation;

•                                          Verification of the density calculation using similar interpolation parameters;

•                                          Re-interpolation of major veins using similar parameters on MineSight and comparison with Orezone’s results;

•                                          Side-by-side model comparison (longitudinal and section views);

•                                          Overall, the reported tonnages and grades were within a 10% margin.

Met-Chem’s block model verification compared well with Orezone’s mineral resource estimate, with only minor differences due primarily to the different software used. Met-Chem accepts the mineral resource estimated by Orezone.

16.6                        Mineral Resource Classification

The mineral resources were classified based on the density of drill hole data and the geological and grade continuity of the auriferous zones. The “CIM Definition, Standards on Mineral Resources and Mineral Reserves” (2005) have been used for the resource classification. Details can be found in Appendix A of this report.

All the mineral resources at Djarkadougou have been classified as measured, indicated and inferred resources. These three categories have been further broken down into resources within the oxide, transitional and fresh facies of weathering.

The auriferous zones show a good continuity from section to section and have been defined by envelopes generated by gold grade contours at 0.50 g/t Au. This grade is close to the expected cut-off generally applied to these types of deposits.

The total measured resource at 0.5 g/t Au cut-off is 0.92 Mt with an average grade of 2.17 g/t Au (64,300 oz Au). The total indicated resource at 0.5 g/t Au cut-off is 3.2 Mt with an average grade of 2.1 g/t Au (217,700 oz Au). The total inferred resource at 0.5 g/t cut-off is 2.5 Mt with an average grade of 1.84 g/t Au (149,700 oz Au). Table 16.11 presents estimated measured, indicated and inferred mineral resources at a cut-off of 0.5 g/t Au.

Table 16.12 presents mineral resources by cut-off and Table 16.13 presents mineral resources by veins. Table 16.14 presents mineral resources split by alteration facies.

Table 16.11 – Mineral Resources at 0.5 g/t Au Cut-Off

	Tonnes	Au Grade	Au
Category	(‘000)*	(g/t)	(oz)
Measured	921,000	2.17	64,300
Indicated	3,219,000	2.10	217,700
Inferred	2,536,000	1.84	149,700

(*Rounded off)

Table 16.12 – Mineral Resources by Cut-Off

	Measured			Indicated			Inferred
Cut-off (g/t)	Tonnes (‘000) *	Au Grade (g/t)	Au (oz)	Tonnes (‘000) *	Au Grade (g/t)	Au (oz)	Tonnes (‘000)*	Au Grade (g/t)	Au (oz)
0.0	1,089	1.88	65,856	4,706	1.49	225,205	7,239	0.73	169,948
0.1	1,073	1.91	65,829	3,924	1.78	224,446	4,796	1.08	167,004
0.2	1,041	1.96	65,671	3,720	1.87	223,503	3,744	1.35	162,196
0.3	1,010	2.02	65,412	3,574	1.94	222,326	3,205	1.53	157,988
0.4	970	2.08	64,965	3,412	2.01	220,502	2,814	1.70	153,683
0.5	921	2.17	64,258	3,219	2.10	217,719	2,536	1.84	149,678
0.6	855	2.30	63,095	2,997	2.22	213,783	2,271	1.99	145,040
0.7	787	2.44	61,660	2,788	2.34	209,432	2,052	2.13	140,469
0.8	725	2.58	60,188	2,572	2.47	204,242	1,843	2.29	135,433
0.9	667	2.73	58,613	2,348	2.62	198,121	1,697	2.41	131,454
1.0	615	2.88	57,021	2,159	2.77	192,340	1,531	2.57	126,408
1.5	432	3.59	49,907	1,458	3.52	164,832	1,004	3.27	105,697
2.0	314	4.28	43,301	1,057	4.19	142,449	680	4.02	87,783

(*Rounded off)

Table 16.13 – Mineral Resources at 0.5 g/t Au Cut-Off by Vein

	Measured			Indicated			Inferred
Zone	Tonnes (‘000) *	Au Grade (g/t)	Au (oz)	Tonnes (‘000) *	Au Grade (g/t)	Au (oz)	Tonnes (‘000) *	Au Grade (g/t)	Au (oz)
Main	527,000	2.88	48,744	1,367,000	2.74	120,393	829,000	2.52	67,179
Main2	394,000	1.22	15,513	988,000	1.23	39,049	709,000	1.21	27,629
East				32,000	0.85	872	40,000	1.10	1,394
East 2				48,000	0.99	1,521	33,000	0.98	1,028
FLT VN2				9,000	1.16	338	17,000	1.09	593
FLT VN3				—	1.44	7	2,000	1.06	77
FLT VN				120,000	0.96	3,717	135,000	1.04	4,538
SE				61,000	1.97	3,888	60,000	2.02	3,917
South				101,000	1.08	3,525	75,000	1.03	2,465
North				284,000	2.88	26,270	140,000	2.48	11,149
Halo 1							279,000	1.66	14,914
Halo 3							68,000	0.80	1,753
Cap				17,000	1.10	614	17,000	1.16	643
North 2				192,000	2.83	17,526	132,000	2.93	12,398
Total	921,000	2.17	64,258	3,219,000	2.10	217,719	2,536,000	1.84	149,678

(*Rounded off)

Table 16.14 – Mineral Resources at 0.5 g/t Au Cut-Off by Alteration Facies

	Measured			Indicated			Inferred
Alteration Facies	Tonnes (‘000) *	Au Grade (g/t)	Au (oz)	Tonnes (‘000) *	Au Grade (g/t)	Au (oz)	Tonnes (‘000) *	Au Grade (g/t)	Au (oz)
Sed - I1 Oxide	41,000	2.23	2,834	93,000	2.06	6,143	109,000	1.79	6,276
Sed - I1 Transitional	15,000	2.37	1,169	48,000	2.01	3,069	29,000	1.40	1,313
Sed - I1 Fresh	93,000	1.76	5,260	404,000	1.83	23,755	516,000	1.60	26,530
I3 - Oxide	225,000	2.89	20,921	697,000	2.40	53,794	281,000	1.69	15,241
I3 - Transitional	122,000	2.03	7,995	368,000	2.24	26,543	114,000	2.21	8,074
I3 - Fresh	425,000	1.91	26,079	1,609,000	2.02	104,415	1,487,000	1.93	92,245
Total	921,000	2.17	64,258	3,219,000	2.10	217,719	2,536,000	1.84	149,678

(*Rounded off)

16.7                        Previous Mineral Resource Estimate

Orezone commissioned GeoVector Management Inc. In 2004 to generate a resource estimate for the Bondi Main Zone, also variously referred to as the “Target Area 2” or “Main Zone” or “Bondi Zone”. The zone extended over an 800 m of strike length and was defined to an average depth of 150 m by 93 RC and 9 core holes. Resources were estimated with data gathered to the end of May 2004, and using a cut-off grade of 0.5 g/t Au. The results are presented in Table 16.15.

Table 16.15 – Resource Estimate for the Main Zone at Djarkadougou

Category	Tonnage	Au Grade	Au Content
	(t)	(g/t)	(oz)
Indicated	1,762,000	2.88	163,000
Inferred	446,000	2.41	35,000

Met-Chem produced a technical report in accordance with NI 43-101 in November 2004 based on the GeoVector Management estimate.

The current resource estimate is an update of the 2004 estimate and includes resources delineated in the known deposits to the north and the south of the Bondi Main Zone.

16.8                        Conclusion

Met-Chem performed the following tasks on Orezone’s Djarkadougou Project resource audit:

•                                     Verification of the drill hole database including collar, assay, geology, and survey information;

•                                     Statistical analysis on the assay intervals including capping of high values, variograms and grade distribution;

•                                     Review of Orezone’s geological interpretation and validation of mineralized envelopes;

•                                     Review of block modelling parameters including replication of models using MineSight system.

Overall, the minor discrepancies between Orezone and Met-Chem resource estimates are insignificant and in Met-Chem’s opinion, Orezone’s resource estimate was carried out in a professional manner and in accordance with NI 43-101 standards. Met-Chem agrees and validates Orezone’s resource estimate.

Based on verifications in the field and on the information provided for this assessment, in Met-Chem’s opinion, the geological interpretation and the data are valid. The assumptions and methodology are reasonable and represent the type and setting of gold mineralization found in similar deposits.

Met-Chem cautions that mineral resources do not have demonstrated economic viability. In addition, there is no certainty that all or part of the mineral resource will be converted into reserve.

SECTION 17

Other Relevant Data and Information

17.0                        OTHER RELEVANT DATA AND INFORMATION

All relevant data and information regarding Orezone’s Djarkadougou Gold Project are included in other sections of this report.

SECTION 18

Interpretation and Conclusion

18.0                        INTERPRETATION AND CONCLUSION

Orezone has defined mineral resource in the Zone 2N, 2, 2E, FLT, S and SE deposits on the Djarkadougou permit in Burkina Faso. The current Technical Report documents MetChem’s audit of the resource estimate completed by Orezone to August 2007. It follows a previous audit of the resource at Bondigui by Met-Chem in 2006.

A large amount of work has been carried out since Orezone initiated the first integrated exploration programs in 1999, and RC drilling in 2003 to test the mineralized zones and to follow up on new drill targets. Subsequent exploration work aimed at firming up and expanding the known mineral resource.

While Zone 2 was being delineated in 2003, deposits along the north and the south were identified by geochemical and geophysical methods prior to being established by drilling.

Significant improvements were brought to advance the project since Met-Chem’s last visit in June, 2004, particularly in the areas of geological knowledge and definition of the deposits, validation of the data, monitoring of the laboratories performance, such as:

•                                     Core hole were drilled and the overall ratio versus RC holes was brought to about 18%;

•                                     Almost all the drill hole collars were surveyed using a total station instrument;

•                                     A high-precision photogrammetric survey allowed to construct a DTM for the property;

•                                     All the core and RC chips were re-logged, which helped improve the understanding of the controls on the mineralization and better define the contacts between the different units of the weathering profile;

•                                     Orezone initiated a program of specific gravity data measurements;

•                                     Since 2006, a dedicated specialist became responsible to implement the QA-QC system developed by Orezone;

•                                     Four large-diameter holes were drilled to collect material for column leach tests;

Essentially, all recommendations set forth by Met-Chem in 2004 were implemented.

New commercial sample preparation and analytical services became available in Ouagadougou, reducing turnaround time and facilitating Orezone’s monitoring of the laboratories.

The QA-QC system enforced by Orezone is elaborate and is designed to handle large number of samples from different projects, the use of several laboratories and of two analytical techniques.

The control samples were inserted by Orezone in sufficient number and in an unbiased system relying on randomly generated numbers. The large samples used by Orezone provide a better representation of the gold grades in the deposits but complicate the in-house preparation of homogeneous standards.

The relatively high variability of standard STD4 and the bias in STD8 is an indication of the heterogeneous nature of the in-house standards. A positive bias and a high variability were already found for standards STD1 and STD4 used at Bondi in 2004 (Met-Chem, November 2004).

Attempts should be made to reduce the variability of the in-house standards so they can fully serve their purpose. Currently, they can only detect the more noticeable problems at the laboratory (sample swaps, large discrepancies) but cannot be fully used to monitor accuracy of the laboratories.

The 41 spurious values noted in the assay results from the 233 blanks originate from specific laboratory batches. The source if these discrepancies, probably the result from improper sequencing of a series of samples, and the possible impact on the overall results should be investigated by Orezone, if this has not been done.

Generally, the spot check implemented by Met-Chem suggests the duplicate assays do not reproduce very well, particularly in the range of values exceeding 15 ppb Au for the average of the individual pairs. About 42 to 45% of the FD and PD values in this group do not meet the generally accepted criteria. The LA_PD show a significantly better performance (about 22% exceeding the acceptance threshold). Attempts should be made to find the origin and reduce the variability between the original and duplicate samples. Averaging multiple assays of the same sample may contribute to increasing the confidence level of the results.

It should be noted that the variability found in the data checked by Met-Chem are partly caused by the heterogeneity of the in-house control samples and cannot be entirely attributed to the analytical work.

Although the performance of the in-house blanks and standards has been uneven, Met-Chem believes that globally, the analytical results used by Orezone in the resource estimation fairly reflect the gold in the samples. Indeed, the number of control samples and check assays ensures reliable laboratory results. Besides, the results reviewed by Met-Chem have not revealed a systematic bias that would seriously affect the resource estimates.

Although Orezone does not systematically use a secondary laboratory, a significant number of project or control samples that returned unexpected results were sent to a secondary laboratory for cross-checks. Consequently, Orezone’s QA-QC program ensures reliable laboratory results.

The assays of the BLEG tails from the samples submitted to Abilab in Ouagadougou showed significant gold grades, which implies a low bias may have been introduced in the head assay results, and consequently, in the resource estimate. To counter this, in March 2006, Orezone decided to use the more aggressive LeachWELL® cyanidation process. However, the vast the majority (about three quarters) of the assay results used for the resource estimates of the Djarkadougou deposits derived from 24-hour cyanide leach on 2 kg samples. Consequently, the mineral resources may have been underestimated by these RC and core holes.

A general high correlation exists between the original and the second assay of the RC check samples collected by Met-Chem, except for two samples. However, a slight but definite negative bias is visible for the original samples with a maximum of 4.15 g/t Au, whereas a slight positive bias is apparent for the few samples with the higher values.

Based on discussions with Orezone personnel and observations during the site visit of June 2007, Met-Chem concluded that the drill programs were well planned, the geology descriptions and the sampling are well done, and samples reference core and RC chips have been properly identified and stored. Met-Chem agrees with the correlations of the mineralized zones between holes and between sections. They are based on data collected and interpreted by experienced geologists, helped by experts in specific fields occasionally hired by Orezone.

Met-Chem found the databases to be well maintained, validated at different stages and to be free from major or systematic errors that would significantly affect the resource estimates. Overall, the data used for the resource estimate is reasonable and appropriate and adequately reflects the geological and grade continuity of the 2N, 2 (Main), 2E, FLT, S and SE. zones.

The modelling and in-house resource estimates completed by Orezone rely on the results from 53 diamond drill holes and 828 RC holes and chiefly from 2 kg BLEG analyses. The resource is contained in the portions of the mineralised zones that show good continuity defined by drilling largely on a 25 m square pattern. Met-Chem and Orezone agreed on the parameters and methodology applied to build the model and arrive at the resource.

Met-Chem regenerated the block model and re-calculated some statistics. The figures obtained by Met-Chem were close to those from Orezone, with minor differences mostly attributable to the different software used.

Met-Chem agrees the resource estimate by Orezone for the deposits of the 2N, 2 (Main), 2E, FLT, S and SE zones were done in a professional manner and in accordance with the NI 43-101 guidelines.

SECTION 19

Recommendations

19.0                        RECOMMENDATIONS

Met-Chem recommends the following:

•                                     Replace the present manipulation and merging of files by a recognized database management software such as AcQuire in order to limit handling of computer files and validate data;

•                                     Add validation control to input tables and forms to further reduce the risk of errors, although very few errors were found by Met-Chem in the database;

•                                     Improve the homogeneity of the in-house standard materials and prepare them with the field samples rather than processing them separately; this was part of Met-Chem’s recommendations in the report dated November 2004;

•                                     Improve the performance of the in-house blanks or use certified blanks;

•                                     Add blanks following samples with expected high gold grade to check for possible contamination at the preparation stage and improper sequencing of the samples;

•                                     Ensure the source of the poor performance of the blanks and ST4 on March 8, 16, 23 and 25 and April 29, 2006 observed by Met-Chem while checking the QC database have been addressed;

•                                     Determine the origin of, and reduce the variability between the original and duplicate samples; envisage running multiple assays of the same sample to increase the confidence level of the results.

SECTION 20

Certificate of Qualification

20.0        CERTIFICATE OF QUALIFICATION

Yves A. BURO, Eng.
Met-Chem Canada Inc.
555 René-Lévesque Blvd. West
Suite 300
Montreal, QC H2Z 1B1
Telephone: 514-288-5211
Fax: 514-288-7937
Email: yburo@met-chem.com

CERTIFICATE OF AUTHOR

I, Yves A. Buro, Eng., do hereby certify that:

1)             I am a Senior Geological Engineer with Met-Chem Canada Inc. (Met-Chem) with an office situated at Suite 300, 555 René-Lévesque West Blvd, Montréal, Canada;

2)             I graduated in 1976 with the equivalent of a B.Sc. and a M.Sc. in Geology from the University of Geneva, in Switzerland;

3)             I am a member in good standing of the “Ordre des ingénieurs du Québec” (42279);

4)             I have worked as a geologist continuously since my graduation from university and I have been involved in a dozen gold exploration projects in Africa since 1995;

5)             I have read the definition of “qualified person” set out in National Instrument 43-101 (NI 43-101) and certify that by reason of my education, affiliation with a professional association (as defined by NI 43-101) and past relevant work experience, I fulfill the requirements to be a “qualified person” for the purposes of NI 43-101;

6)             I am responsible for the preparation of all the sections of the report titled “Technical Report on the Mineral Resource of the Bondigui Gold Project” and dated March 2008 (the Technical Report) relating to the Djarkadougou property, except for parts of Chapter 16.0, “Mineral Resource Estimation” related to the audit of Orezone’s resource model. The verifications on the block model were performed by Mr. G. Saucier, Eng. and Y. Buro, Eng. I visited the Djarkadougou property on June 6-7, 2007;

7)             I have had no prior involvement with Orezone’s Djarkadougou property that is the subject of the Technical Report;

8)             I am not aware of any material fact or material change with respect to the subject matter of the Technical Report, which is not reflected in the Technical Report, the omission to disclose which makes the Technical Report misleading;

9)             I am independent of the issuer as defined in section 1.4 of NI 43-101;

10)           I have read National Instrument 43-101 and Form 43-101F1, and the Technical Report has been prepared in compliance with that instrument and form;

11)           I consent to the filing of the Technical Report with any Canadian stock exchange and other securities regulatory authority and any publication by them for regulatory purposes of the technical report.

This 20th day of March 2008.

Yves A. BURO, Eng.

Senior Geological Engineer

Met-Chem Canada Inc.

Guy SAUCIER, Eng.
Met-Chem Canada Inc.
555 René-Lévesque Blvd. West
Suite 300
Montreal, QC H2Z 1B1
Telephone: 514-288-5211
Fax: 514-288-7937

Email: gsaucier@met-chem.com

CERTIFICATE OF AUTHOR

I, Guy Saucier, Eng., do hereby certify that:

1)                            I am a General Manager, Corporate Development with Met-Chem Canada Inc. (Met-Chem) with an office situated at Suite 300, 555 René-Lévesque West Blvd, Montréal, Canada;

2)                            I am a graduate of École Polytechnique de Montréal with B.Eng. in Geological Engineering in 1983;

3)                            I am a member in good standing of the “Ordre des Ingénieurs du Québec” (37711);

4)                            I have worked as a geological engineer continuously since my graduation from university;

5)                            I have read the definition of “qualified person” set out in National Instrument 43-101 (NI 43-101) and certify that by reason of my education, affiliation with a professional association (as defined by NI 43-101) and past relevant work experience, I fulfill the requirements to be a “qualified person” for the purposes of NI 43-101;

6)                            I have participated in the preparation of the report entitled “ Technical Report on the Mineral Resource of the Bondigui Gold Project” and dated March 2008 (the Technical Report) relating to the Djarkadougou property;

7)                            I have had prior involvement with the Project consisting in the preparation of a Technical Report in November 2004 on the mineral resource estimation of the Bondi Gold Project following a site visit on June 2004;

8)                            I am not aware of any material fact or material change with respect to the subject matter of the Technical Report, which is not reflected in the Technical Report, the omission to disclose which makes the Technical Report misleading;

9)                            I am independent of the issuer as defined in section 1.4 of NI 43-101;

10)                      I have read National Instrument 43-101 and Form 43-101F1, and the Technical Report has been prepared in compliance with that instrument and form;

11)                      I consent to the filing of the Technical Report with any Canadian stock exchange and other securities regulatory authority and any publication by them for regulatory purposes of the technical report.

This 20th day of March 2008.

/s/ Guy SAUCIER
Guy SAUCIER, Eng.
General Manager,
Corporate Development
Met-Chem Canada Inc.

SECTION 21

References

21.0        REFERENCES

Derra O., Rapport d’activité semestriel du permis de recherche minière Djarkadougou, mars 2007, période du 16 août 2006 au 15 février 2007.

Derra, O., Directeur d’exploration, A. Zongo, Géologue de projet; Rapport annuel d’activités du permis de recherche minière Djarkadougou, période du 16 août 2006 au 15 août 2007.

Kerr, David J., Consulting Geologist, Accumin Mineral Services Inc., DJK Bondi preliminary summary, Summary of Bondi Zone 2; 22-02-04.

Learn, John, Geological Mapping / Prospecting Traverses, Bondigui and Intiedougou Permits; Preliminary Summary, May 25, 2001.

Neville Scott Mining Consultants, Ottawa, Ontario, Ressources Orezone Inc., Rapport d’activité 1998-1999, propriété Bondigui, Burkina Faso, Afrique de l’ouest, septembre 15, 1999.

Ressources Orezone Inc., Rapport synthèse sur le permis Bondigui, Burkina Faso, Afrique de l’Ouest, juillet 2000.

Ressources Orezone Inc., Rapport annuel 2000-2001, permis Bondigui, Burkina Faso, Afrique de l’ouest, novembre 2001.

Saucier G., Buchanan, M.J., Mineral Resource Estimation of the Bondi Gold Project (Project No. 24019), Report prepared by Met-Chem Canada Inc., November 2004.

Sauvage, Jean-François, directeur de l’exploration, Zongo, Adama, géologue chef de projet, Rapport sur les travaux réalisés sur permis de recherche minière Bondigui, mai 2006.

Taner, Mehmet F., Ph. D., Consulting geologist and mineralogist; Report on the petrographic and mineralogical study of samples from the Bondigui Prospect, Burkina Faso, the Orezone Inc., July 20, 2004.

Yili, Thomas, Économiste planificateur; Monographie de la Commune Rurale de Bondigui en 2005; Coopération Allemagne-Burkina Faso; Avril 2005.

Zongo, Adama, Project Geologist; Month-End Report, December 2003, Bondigui Project, Burkina Faso; Orezone Inc.; 1/29/2004.

Zongo, Adama, Project Geologist; Month-End Report January 2004, Bondigui Project, Burkina Faso, Orezone Inc.; 1/31/2004.

Zongo, Adama, Project Geologist; Month-End Report, February 2004, Bondigui Project, Burkina Faso, Orezone Inc., February 2, 2004.

Zongo, Adama, Project Geologist; Month-End Report, March 2004, Bondigui Project, Burkina Faso, Orezone Inc., March 4, 2004.

Zongo, Adama, Project Geologist; Rapport d’activités trimestriel; permis de recherche minière Bondigui, période du 17 novembre 2003 au 17 février 2004, 18 mars 2004.

Zongo A., Marquis P.F. and Maes E., Rapport annuel d’activités du permis de recherche minière Bondigui, période du 17 mai 2004 au 16 mai 2005, 25 juillet 2005.

Appendix A

CIM – Resources and Reserves Definition

Appendix A – CIM Resources and Reserves Definition

CIM DEFINITION STANDARDS – For Mineral Resources and Mineral Reserves

Adopted by CIM Council on December 11, 2005

Mineral Resource

Mineral Resources are sub-divided, in order of increasing geological confidence, into Inferred, Indicated and Measured categories. An Inferred Mineral Resource has a lower level of confidence than that applied to an Indicated Mineral Resource. An Indicated Mineral Resource has a higher level of confidence than an Inferred Mineral Resource but has a lower level of confidence than a Measured Mineral Resource.

A Mineral Resource is a concentration or occurrence of diamonds, natural solid inorganic material, or natural solid fossilized organic material including base and precious metals, coal, and industrial minerals in or on the Earth’s crust in such form and quantity and of such a grade or quality that it has reasonable prospects for economic extraction. The location, quantity, grade, geological characteristics and continuity of a Mineral Resource are known, estimated or interpreted from specific geological evidence and knowledge.

The term Mineral Resource covers mineralization and natural material of intrinsic economic interest which has been identified and estimated through exploration and sampling and within which Mineral Reserves may subsequently be defined by the consideration and application of technical, economic, legal, environmental, socio-economic and governmental factors. The phrase ‘reasonable prospects for economic extraction’ implies a judgement by the Qualified Person in respect of the technical and economic factors likely to influence the prospect of economic extraction. A Mineral Resource is an inventory of mineralization that under realistically assumed and justifiable technical and economic conditions might become economically extractable. These assumptions must be presented explicitly in both public and technical reports.

Inferred Mineral Resource

An ‘Inferred Mineral Resource’ is that part of a Mineral Resource for which quantity and grade or quality can be estimated on the basis of geological evidence and limited sampling and reasonably assumed, but not verified, geological and grade continuity. The estimate is based on limited information and sampling gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes.

Due to the uncertainty that may be attached to Inferred Mineral Resources, it cannot be assumed that all or any part of an Inferred Mineral Resource will be upgraded to an Indicated or Measured Mineral Resource as a result of continued exploration. Confidence in the estimate is insufficient to allow the meaningful application of technical and economic parameters or to enable an evaluation of economic viability worthy of public disclosure. Inferred Mineral

Resources must be excluded from estimates forming the basis of feasibility or other economic studies.

Indicated Mineral Resource

An ‘Indicated Mineral Resource’ is that part of a Mineral Resource for which quantity, grade or quality, densities, shape and physical characteristics, can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters, to support mine planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough for geological and grade continuity to be reasonably assumed.

Mineralization may be classified as an Indicated Mineral Resource by the Qualified Person when the nature, quality, quantity and distribution of data are such as to allow confident interpretation of the geological framework and to reasonably assume the continuity of mineralization. The Qualified Person must recognize the importance of the Indicated Mineral Resource category to the advancement of the feasibility of the project. An Indicated Mineral Resource estimate is of sufficient quality to support a Preliminary Feasibility Study which can serve as the basis for major development decisions.

Measured Mineral Resource

A ‘Measured Mineral Resource’ is that part of a Mineral Resource for which quantity, grade or quality, densities, shape, and physical characteristics are so well established that they can be estimated with confidence sufficient to allow the appropriate application of technical and economic parameters, to support production planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough to confirm both geological and grade continuity.

Mineralization or other natural material of economic interest may be classified as a Measured Mineral Resource by the Qualified Person when the nature, quality, quantity and distribution of data are such that the tonnage and grade of the mineralization can be estimated to within close limits and that variation from the estimate would not significantly affect potential economic viability. This category requires a high level of confidence in, and understanding of, the geology and controls of the mineral deposit.

Mineral Reserve

Mineral Reserves are sub-divided in order of increasing confidence into Probable Mineral Reserves and Proven Mineral Reserves. A Probable Mineral Reserve has a lower level of confidence than a Proven Mineral Reserve.

A Mineral Reserve is the economically mineable part of a Measured or Indicated Mineral Resource demonstrated by at least a Preliminary Feasibility Study. This Study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified. A Mineral Reserve includes diluting materials and allowances for losses that may occur when the material is mined.

Mineral Reserves are those parts of Mineral Resources which, after the application of all mining factors, result in an estimated tonnage and grade which, in the opinion of the Qualified Person(s) making the estimates, is the basis of an economically viable project after taking account of all relevant processing, metallurgical, economic, marketing, legal, environment, socio-economic and government factors. Mineral Reserves are inclusive of diluting material that will be mined in conjunction with the Mineral Reserves and delivered to the treatment plant or equivalent facility. The term ‘Mineral Reserve’ need not necessarily signify that extraction facilities are in place or operative or that all governmental approvals have been received. It does signify that there are reasonable expectations of such approvals.

Probable Mineral Reserve

A ‘Probable Mineral Reserve’ is the economically mineable part of an Indicated and, in some circumstances, a Measured Mineral Resource demonstrated by at least a Preliminary Feasibility Study. This Study must include adequate information on mining, processing, metallurgical, economic, and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified.

Proven Mineral Reserve

A ‘Proven Mineral Reserve’ is the economically mineable part of a Measured Mineral Resource demonstrated by at least a Preliminary Feasibility Study. This Study must include adequate information on mining, processing, metallurgical, economic, and other relevant factors that demonstrate, at the time of reporting, that economic extraction is justified.

Application of the Proven Mineral Reserve category implies that the Qualified Person has the highest degree of confidence in the estimate with the consequent expectation in the minds of the readers of the report. The term should be restricted to that part of the deposit where production planning is taking place and for which any variation in the estimate would not significantly affect potential

Appendix B

Arrêté Ministériel – Permis de Recherche Djarkadougou

Appendix B – Arrêté ministériel, permis de recherche Djarkadougou

MINISTERE DES MINES, DES CARRIERES ET DE L’ENERGIE	[SEAL]	BURKINA FASO
Unité - Progrès - Justice

SECRETARIAT GENERAL

DIRECTION GENERALE DES MINES, DE LA GEOLOGIE ET DES CARRIERES		Arrêté No 2006 06-113/MCE/SG/DGMGC portant octroi de permis de recherche «DJARKADOUGOU» à la société
OREZONE INC.

LE MINISTRE DES MINES,
DES CARRIERES ET DE L’ENERGIE

VU	la Constitution;

VU	la loi no 031 – 2003/AN du 08 mai 2003, portant code minier au Burkina Faso;

VU	le décret no 2006 – 002/PRES du 05 janvier 2006, portant nomination du Premier Ministre;

VU	le décret no 2006 – 003/PRES/PM du 06 janvier 2006, portant composition du Gouvernement du Burkina Faso ;

VU	le décret no 2002 – 254/PRES/PM SGG- CM du 17 juillet 2002, portant organisation type des départements ministériels ;

VU	le décret no 2006 – 216/PRES/PM du 15 mai 2006, portant attributions des membres du Gouvernement ;

VU	le décret no 2002 – 364/ PRES/ PM/MCE du 20 septembre 2002, portant organisation du Ministère des Mines, des Carrières et de I’Energie;

VU	le décret no 2005 – 047/PRES/PM/MCE du 03 février 2005, portant gestion des autorisations et titres miniers ;

VU	le décret no 2005 – 048/PRES/PM/MCE/MFB du 03 février 2005, portant fixation des taxes et redevances minières ;

VU	1’arrêté no 2005 – 013/MCE/SG/DGMGC du 17 mars 2005, portant attributions, organisation et fonctionnement de la DGMGC ;

VU	les arrêtésd’application n°2002/031/MCE/SG/DGMGC du 06/06/2002, no2002/056/MCE/SG/DGMGC du 23/07/2002, no2002/057/MCE/SG/DGMGC du 23/07/2002, no02/058/MCE/SG/DGMGC du 23/07/2002 du code minier ;

VU	la demande de la société OREZONE INC.en date du 17 mai 2006 et sa correspondance du 28 juin 2006

ARRETE

ARTICLE 1:

II est octroyé à la société OREZONE INC. dans les conditions du présent arrêté un permis de recherche dénommé «DJARKADOUGOU» dans la province de la BOUGOURIBA pour la recherche de I` or et des substances connexes.

ARTICLE 2 :	Ce permis couvre une superficie de 224 Km2. II est définit par les sommets dont les coordonnées cartésiennes (X, Y) en UTM sont les suivantes:

Sommets	X	Y
A	434 800	1 215 942
B	443 152	1 215 942
C	443 152	1 197 630
D	428 755	1 197 630
E	428 755	1 202 960
F	430 426	1 202 960
G	430 426	1 210 926
H	433 157	1 210 926
I	433 157	1 212 710
J	434 800	1 212 710
Ellipsoïde : Clarke 1880	Datum: Adindan, Zone 30

ARTICLE 3:

Le permis a une durée de validité de trois (3) ans. II peut être renouvelé pour une durée de trois (3) ans et tout au plus deux (2) fois conformément aux dispositions législatives et réglementaires en vigueur.

ARTICLE 4 :	La societé OREZONE INC. bénéficie des avantages douaniers et fiscaux conformément aux dispositions du code minier

ARTICLE 5 :	Les exonérations douanières mentionnées à I’article 4 ci-dessus excluent les taxes et redevances pour les services rendus.

ARTICLE 6:	La société OREZONE INC. est tenue de communiquer au Directeur Général des Mines, de la Géologie et des Carrières:

•

un rapport d’activites au terme de chaque semestre calendaire et un rapport annuel d’activités sur les résultats des travaux de recherche de l’année établis selon les canevas définis par les dispositions de la section 3 de 1’arrêté portant dispositions applicables à la gestion des titres miniers:

le programme prévisionnel de travail et le budget des dépenses de 1’année suivante

Elle fournira en outre:

1.	Tous les renseignements miniers recueillis sur le permis ;

2.	Un rapport de synthèse sur tous les travaux exécutés à la fin de chaque période de validité du permis ;

3.	Tous l`es échantillons géologiques et minéralogiques demandés par I’Administration des Mines.

ARTICLE 7:	Sur I’ensemble du permis et durant toute sa période de validité, il est interdit à la société OREZONE INC. de mener des activités d`exploitation ou d`orpaillage.

ARTICLE 8:

Toute transaction relative au permis de recherche est libre mais tous Ies documents relatifs à cette transaction doivent être soumis au Ministre chargé des Mines et en cas de réalisation de plus value suite à cette transaction, elle doit être notifiée à I’Administration fiscale s/c de 1’Administration des Mines.

ARTICLE 9:

Le non respect de la législation minière en vigueur est passible des sanctions prévues par les dispositions légales et réglementaires en la matière, sans préjudice du retrait du bénéfice du code minier et/ou du permis de recherche.

ARTICLE 10:	Le présent arrêté prend effet pour compter de sa date de signature et sera publié au journal Officiel du Faso.

Ouagadougou, le 16 AOUT 2006

[SEAL]

Abdoulaye Abdoulkader CISSE
Commandeur de I Ordre National

Ampliations

1 - SP/ CABINET

2 - IGAME

4 - DGMGC

2 - BUMIGEB

1 - DGD/MFB

1 - DGI/MFB

1 - Gouverneur / Région du Sud Quest

3 - OREZONE INC.

1 - J.O.

1 - Classement

Appendix C

Orezone Sample Preparation Flow Chart

Appendix C – Orezone Drill Site Sample Preparation Flow Charts

1 - Orezone Drill Site Sample Prep Flow Chart

Drill Site Sample Prep Flow Chart

2 - Orezone Sample Prep Protocol Flow Chart

Sample Prep Flow Chart

Appendix D

Sample Analysis Flow Sheet

Appendix D – Sample Analysis Flow Sheet

Appendix E

Location of the Control Samples
Inserted with the Field Samples

Appendix E – Location of the Control Samples Inserted with Field Samples

No ending by	QC Type	Sampler	Preparation
003	FD	2	B
004	PD	3	C
010	STD “X”	1	A
021	PD	3	C
034	BLK	3	D
047	FD	2	B
048	PD	3	C
067	STD “X”	1	A
078	PD	3	C
092	BLK	3	D
110	FD	2	B
111	PD	3	C
122	STD “X”	1	A
130	PD	3	C
149	BLK	3	D
154	FD	2	B
155	PD	3	C
168	STD “X”	1	A
183	PD	3	C
197	BLK	3	D
215	FD	2	B
216	PD	3	C
232	STD “X”	1	A
238	PD	3	C
251	BLK	3	D
264	FD	2	B
265	PD	3	C
279	STD “X”	1	A
287	PD	3	C
298	BLK	3	D
313	FD	2	B
314	PD	3	C
320	STD “X”	1	A
328	PD	3	C
341	BLK	3	D
360	FD	2	B
361	PD	3	C
373	STD “X”	1	A
378	PD	3	C
390	BLK	3	D
399	FD	2	B
400	PD	3	C
407	STD “X”	1	A
422	PD	3	C
434	BLK	3	D
449	FD	2	B
450	PD	3	C
461	STD “X”	1	A
476	PD	3	C
492	BLK	3	D
506	FD	2	B
507	PD	3	C
515	STD “X”	1	A
521	PD	3	C
537	BLK	3	D
548	FD	2	B
549	PD	3	C
559	STD “X”	1	A
567	PD	3	C
581	BLK	3	D
595	FD	2	B
596	PD	3	C
618	STD “X”	1	A
635	PD	3	C
653	BLK	3	D
659	FD	2	B
660	PD	3	C
679	STD “X”	1	A
686	PD	3	C
692	BLK	3	D
705	FD	2	B
706	PD	3	C
711	STD “X”	1	A
722	PD	3	C
734	BLK	3	D
746	FD	2	B
747	PD	3	C
757	STD “X”	1	A
774	PD	3	C
792	BLK	3	D
798	FD	2	B
799	PD	3	C
812	STD “X”	1	A
826	PD	3	C
838	BLK	3	D
850	FD	2	B
851	PD	3	C
867	STD “X”	1	A
890	PD	3	C
892	BLK	3	D
897	FD	2	B
898	PD	3	C
916	STD “X”	1	A
931	PD	3	C
945	BLK	3	D
956	FD	2	B
957	PD	3	C
976	STD “X”	1	A
988	PD	3	C
996	BLK	3	D

Type	Description
BLK	Sand
STD 2	Pisolite (Bom Kodjélé)
STD 3	Quartz vein material (Falagountou)
STD 4	Essakane Arenite saprolite
STD 6	Djarkadougou fresh metabasalt outcorp
STD 7	Bondigui Trench BDT02 metasediments saprolite
STD 8	Bondigui Trench BDT12 metasediments saprolite
N.B. Choose appropriate standard

Field action

1	Insert ticket, choose appropriate standard
2	Insert sample from previous ticket locality
3	Insert ticket

Preparation facility action

A	Insert STD “X” as instructed
B	Normal procedure (prep facility unaware)
C	Split pulverized sample
D	Insert BLK as instructed

Appendix F

In-House — Standard Reference Materials
(as of June 2007)

Appendix F – Orezone – In-House Standard Reference Materials (As of June 2007)

			Au ppb with 95% confidence interval (Abilab Ouaga & SGS Ouaga)
			Expected Values
STD_ID	Au ppb (2005)	Au ppb (2006)	ppb Au	Min	Max	Mean	Conf 95%	Std Dev	COLOR	GEOLOGY	Location	Easting	Northing
STD1	1700		895	1295	495				Light red brown	Saprolite from heap- leached metagabbro	Essakane Heap
STD2	60	24	26	18	33	25.7	7.3	10.1	Reddish	Pisolites	Bom Kodjélé	193 750	1 603 800
STD3	10	3	2	0	10	1.9	0.4	0.6	White Grey	Quartz vein material	Falagountou (Essakane)	192 088	1 591 116
STD4	1500		748	713	784	748.3	35.3	33.6		Arenite	Essakane	185 148	1 591 164
			1330	1145	1514	1329.5	184	115.7	Whitish	saprolite
STD6	-1	-1	-1	-1	10	1.5	0.38	0.53	Greenish	Fresh basalt (pillow lava)	Village Djarkadougou	438 200	1 204 700
STD7	1966	1498	1562	1485	1640	1562.3	77.5	108.3	Yellowish beige	Saprolite from quartzitic sandstone	Bondi, TR BDT02 28-42m	434 749	1 207 375
STD8	77	68	51	32	70	51.2	18.7	26.2	Beige	Saprolite from quartzitic silicified sandstone	Bondi, TR BDT12 34-44m	434 827	1 207 192
STD9		3300	2837	2368	3305	2836.8	468.7	655.2	Yellowish beige	Saprolite from quartzitic sandstone	Bondi, TR BDT02 28-33m	434 752	1 207 374

Appendix G 1

Control Chart - Blanks

Appendix G1 – Control Chart, Blanks

2005 Blanks - All samples prepared by QPS-SGS in Quagadougou

Prepared by Pascal Marquis 15-08-2007

1

Appendix G 2

Control Chart – STD4

Appendix G2 – Control Chart, STD4

2005 STD4 - All samples prepared by QPS-SGS in Quagadougou

Prepared by Laurent Coulibaly 15-08-2007

Appendix G 3

Control Chart – STD4 – Showing Fail/Pass Limits

Appendix G3 – Control Chart, STD4 Showing Fail/Pass Limits

2005 STD4 - All samples prepared by OPS·SGS in Ouagedougou

Prepared by Pas cal Marquis 15-08-2007

1

Appendix H

Log Normal Distribution of
Au (g/t) by Zones

Appendix H - Log Normal Distribution of Au (g/t) for Main

Log Normal Distribution of Au (g/t) for Main 2

Log Normal Distribution of Au (g/t) for East

Log Normal Distribution of Au (g/t) for East 2

Log Normal Distribution of Au (g/t) for FLTVN

Log Normal Distribution of Au (g/t) for SE

Log Normal Distribution of Au (g/t) for South

Log Normal Distribution of Au (g/t) for North

Log Normal Distribution of Au (g/t) for North 2-5

Log Normal Distribution of Au (g/t) for Halo1-2-3

Log Normal Distribution of Au (g/t) for Cap